UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Board of Directors’ Proposal to partially amend the bylaws, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be cumulatively held with the Annual Shareholders’ Meeting on March 10, 2014, at 4   p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposal to partially amend the bylaws, in the “caput” of Article 12, reducing from 7 to 3 the minimum number of members for the position of Officer, adapting it to the current organizational structure of the Company.

Upon the approval of this proposal, the “caput” of Article 12 of the Bylaws will have the following wording after the approval of the Central Bank of Brazil: “Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 3 (three) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

Cidade de Deus, Osasco, SP, February 3, 2014

Board of Directors

Lázaro de Mello Brandão     -  Chairman

Antônio Bornia - Vice Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

We declare this is a free English translation of part of the Minutes of the Special Meeting # 2,169 of the Bank’s Board of Directors, held on February 3, 2014, drawn up in the Company’s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Detailing the origin and justification, with analysis of its legal and economic effects, of the proposal for the partial amendment to the bylaws, which will be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be cumulatively held with the Annual Shareholders’ Meeting on March 10, 2014, at 4 p.m., in compliance with Item II of Article 11 of CVM Instructions #481, of 12.17.2009

▪ in relation to the amendment to the "caput" of Article 12, the Management sees no legal or economic effects, since the amendment proposed aims at reducing the minimum number of positions in the Board of Officers, adapting it to the organizational structure of the Company.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009

Corporate Bylaws

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.

Sole Paragraph - As the Company was accepted, on 6.26.2001, in the special listing segment referred to as Corporate Governance Level 1 of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its Shareholders, Management and members of the Fiscal Council, if instated, shall abide by Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA (Level 1 Regulation).

No amendments.
Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The Capital Stock is R$38,100,000,000.00 (thirty eight billion one hundred million reais), divided into 4,207,274,039 (four billion, two hundred and seven million, two hundred seventy four thousand, thirty nine) non-par, book-entry, registered shares, of which 2,103,637,129 (two billion, one hundred and three million, six hundred thirty seven thousand, one hundred twenty-nine) are common shares and 2,103,636,910 (two billion, one hundred and three million, six hundred thirty six thousand, nine hundred ten) are preferred shares.

No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009               .4.

Paragraph One - Common shares will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments.
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;
b) dividends 10% (ten per cent) higher than those attributed to common shares;

c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.

No amendments.
Paragraph Five - The following actions will not be permitted:	No amendments.
a) conversion of common shares into preferred shares and vice versa;
b) issue of participation certificates.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .5.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers	No amendments.

Paragraph One -  The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within 180 (one hundred and eighty) days.

No amendments.

Paragraph Two -  The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

No amendments.

Paragraph Three - The term of office of the members of the Board of Directors and of the Board of Executive Officers will be of 1 (one) year and will extend until the investiture of new elected Administrators.

No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors will be constituted by 6 (six) to 9 (nine) members elected by the General Shareholders’ Meeting, with a unified 1 (one) year term of office and they can be reelected. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice-Chairman.

No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .6.

Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;	No amendments.
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments.
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments.
d) to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;	No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .7.

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;

No amendments.
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments.
h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;	No amendments.

i) to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital share, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments.
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	No amendments.
k) to approve the monetary investment of resources resulting from fiscal incentives;	No amendments.
l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;	No amendments.
m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	No amendments.
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;	No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .8.

o) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

No amendments.
p) to establish the remuneration of the Audit Committee members and of the Ombudsman;	No amendments.

q) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .9.

Section VI - Board of Executive Officers	No amendments.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 56  (fifty-six) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 7  (seven)  to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52  (fifty-two) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 3  (three)  to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the dispositions of Paragraph One of Article 7, and the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

No amendments.

Paragraph Two – The requirements provided for in Items II of Articles 18 and 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .10.

Article 13) The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three - The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;	No amendments.
b) receive judicial or extrajudicial summons or services of process;
c) participation in biddings;

d) representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

e)representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;
f) in “legal testimonies”.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .11.

Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by the law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;	No amendments.
b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;
c) Managing Officers shall perform the duties assigned to them;
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;
e) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;
g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.

Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .12.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 62 (sixty-two) years old;
II. belong to the staff of employees or managers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Executive Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 65 (sixty-five) years on the date of the election.

Article 19) To hold the position of Department Officer, of Officer and of Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:	No amendments.
I. be under 60 (sixty) years old;
II. be an employee or officer of the Company or of its subsidiaries.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years old on the date of the election.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .13.

Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one) Coordinator and from 2 (two) to 4 (four) members, to be nominated and dismissed by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated.

No amendments.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments.
b) to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;

c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

e) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

f) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;

h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

i) to establish operating rules for its functioning;
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .14.

Section IX - Remuneration Committee	No amendments.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of 3 (three) to 7 (seven) members, appointed and dismissed from office by the Board of Directors, with 1 (one) year term of office, and one of them shall be designated Coordinator.

No amendments.
Paragraph One - Members will be appointed among members of the Board of Directors and/or Board of Executive Officers, except for 1 (one) member who necessarily will be non-manager.	No amendments.

Paragraph Two - The members of the Board of Directors and the non-manager member, if he is Bradesco Organization’s employee, will not be compensated for the exercise of their position as members of the Compensation Committee. When the member is not an employee and, when appointed, will have his compensation set forth by the Board of Directors, according to market parameters.

No amendments.

Paragraph Three - The members of the Compensation Committee may be re-elected and they are forbidden to remain in office during a term exceeding 10 (ten) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, 3 (three) years.

No amendments.
Paragraph Fourth - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .15.

Section X - Ombudsman	No amendments.

Article 23) The Company shall have an organizational component referred to as Ombudsman, which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.

No amendments.
Paragraph One - The Ombudsman’s duty shall be the following:	No amendments.

a) to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

No amendments.

b) to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

c) to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;
d) to inform the claimants about the term estimated for final answer, which may not exceed fifteen days;
e) to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;
f) to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;

g) to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .16.

Paragraph Two - The Company:	No amendments.
a) will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;	No amendments.

b) will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

Section XI - Shareholders’ Meetings	No amendments.
Article 24) General and Special Shareholders’ Meetings will be:	No amendments.
a) called by sending to the shareholders a minimum 15 (fifteen)-day notice;	No amendments.
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.
Section XII - Fiscal Year and Income Distribution	No amendments.
Article 25) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.
Article 27) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.
I. constitution of the Legal Reserve;	No amendments.

II.  constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No 480 of December 7, 2009                     .17.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

Board of Directors’ Proposal for the net income allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid, to be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Annual Shareholders’ Meeting to be cumulatively held with the Special Shareholders’       Meeting on March 10, 2014, at 4 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposal for the net income allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid, as follows:

Taking into account that the Company obtained during the year ended on December 31, 2013 the net income of R$12,011,027,779.20, we propose:

a)  to allocate as follows: R$600,551,388.96 to the “Profit Reserves – Legal Reserve” account; R$7,332,568,882.35 to the “Profit Reserves – Statutory Reserve” account;  and R$4,077,907,507.89 for the payment of interest on shareholders’ equity and dividends, of which R$1,802,749,633.04 have already been paid, R$1,421,300,000.00 will be paid on 3.7.2014 and R$853,857,874.85, to be analyzed by the Board of Directors on 2.10.2014, also to be paid on 3.7.2014;

b)  the ratification of the distribution of interest on shareholders’ equity and dividends mentioned, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2013 will not be proposed to the Shareholders’ Meeting.

Cidade de Deus, Osasco, SP, February 3, 2014

Board of Directors

Lázaro de Mello Brandão                   - Chairman

Antônio Bornia                                  - Vice-Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 2,169 of the Bank, held on February 3, 2014, drawn up in the Company`s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Further information regarding the Board of Directors’ Proposal for the net income allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.

Information required by Attachment 9-1-II of CVM Instruction #481, as of December 17, 2009.

1.     Inform the annual net income.

The net income for 2013 was R$ 12,011,028 thousand.

2.       Inform the total amount and the amount per share of dividends, including dividends already paid and interest on shareholders’ equity already declared

		Amount per Common Share		Amount per Preferred Share
Description	Amount R$ Thousand	Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Monthly Interest on Shareholders’ Equity paid from February/2013 to January/2014	972,752	0.225815904	0.191943518	0.248397492	0.211137868
Intermediary Interest on Shareholders’ Equity of the 1st half paid on 7.18.2013	829,998	0.188253558	0.160015524	0.207078914	0.176017077
Complementary Interest on Shareholders’ Equity declared on 12.23.2013, to be paid on 3.7.2014	1,421,300	0.322576529	0.274190050	0.354834182	0.301609055
Complementary Dividends on the amounts already distributed to shareholders related to the year 2013, to be paid on 3.7.2014	853,858	0.193790551	0.193790551(*)	0.213169606	0.213169606(*)
Total Amount of Dividends and Interest on Shareholders’ Equity related to the year 2013	4,077,908	0.930436542	0.819939643	1.023480194	0.901933606

(*) Not subject to Withholding Income Tax

3.     Inform the percentage of net income for the year distributed

Description	Amount R$ thousand	Percentual
Net Income for the Year 2013	12,011,028	-
Legal Reserve	(600,551)	-
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	11,410,477	-
Dividends to be Paid	853,858	-
Gross Amount of Interest on Shareholders’ Equity Paid and to be Paid	3,224,050	-
Total Gross Amount of Dividends and Interest on Shareholders’ Equity	4,077,908	35.74%
Withholding Income Tax on Interest on Shareholders’ Equity (*)	(483,608)	-
Total Net Amount of Dividends and Interest on Shareholders’ Equity	3,594,300	31.5%

(*)Gross Withholding Income Tax does not consider exempt / immune shareholders.

4.     Inform the total amount and the amount per share of dividends distributed based on income of previous years.

The distribution of dividends based on the income of previous years was not proposed.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.              .2.

5.     Inform, deducting the dividends already paid and interest on shareholders’ equity already declared:

a.          The gross amount of dividend and interest on shareholders’ equity, segregated by each type and class of share:

Description	Amount R$ Thousand	Amount per Common Share	Amount per Preferred Share
Complementary Dividends on the amounts already distributed to shareholders related to the year 2013, to be paid on 3.7.2014	853,858	0.193790551	0.213169606

*These dividends were proposed by the Board of Executive Officers on 1.30.2014 and will be resolved at the Board of Directors’ Meeting on 2.10.2014.

b.         The form and term of payment of dividends and interest on shareholders’ equity

Shareholders whose shares are deposited at the Company and that keep their register and banking data updated, will receive by means of credit in the current accounts in a financial institution they indicate. Those who do not have such data updated must present themselves at a Bradesco branch on their preference bearing their CPF (individual taxpayer’s ID), RG (identification document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

Shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will receive by means of institutions and/or brokerage houses which keep their shareholding position in custody.

The dividend amount proposed by the Board of Executive Officers will be appreciated by the Board of Directors on 2.10.2014, to be paid on  3.7.2014

c.        Possible impact of restatement and interest on the Dividends and Interest on Shareholders’ Equity

There will be no incidence of update and interest on dividends and interest on shareholders’ equity.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.  .3.

d.       Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders who will be entitled to receive them

As the demonstrative table in item 2 above, the Interest on Shareholders’ Equity was declared during the fiscal year 2013. The complementary dividends on the amounts already distributed to shareholders, related to the year 2013, proposed by the Board of Executive Officers on January 30, 2014, will be resolved by the Board of Directors on February 10, 2014.

6.     If there were a declaration of dividends or interest on shareholders’ equity based on profits earned in semi annuals balance sheets or shorter periods

a.     Inform the amount of dividends or interest on shareholders’ equity already declared

1.     The amount of Monthly Interest on Shareholders’ Equity of R$972,752 thousand was paid from February/2013 to January/2014.

2.     The amount of Intermediary Interest on Shareholders’ Equity of R$829,998 thousand was paid on 7.18.2013.

3.     The amount of Complementary Interest on Shareholders’ Equity of                       R$ 1,421,300 thousand will be paid on 3.7.2014.

4.       The amount of Complementary Dividends on the amounts already distributed to shareholders related to the year 2013, of R$ 853,858 thousand, will be analyzed by the Board of Directors on 2.10.2014, to be paid on 3.7.2014.

b.  Inform the date of the respective payments

1.     See the following table with Monthly Interest on Shareholders’ Equity payments:

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.  .4.

Payment Date	Reference Month	Gross Amount per Common Share	Net Amount per Common Share	Gross Amount per Preferred Share	Net Amount per Preferred Share
2.1.2013	January	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
3.1.2013	February	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
4.1.2013	March	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
5.2.2013	April	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
6.3.2013	May	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
7.1.2013	June	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
8.1.2013	July	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
9.2.2013	August	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
10.1.2013	September	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
11.1.2013	October	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
12.2.2013	November	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
1.2.2014	December	R$0.018817992	R$0.015995293	R$0.020699791	R$0.017594822

2.     The amount of Intermediary Interest on Shareholders’ Equity of R$ 829,998 thousand was paid on 7.18.2013.

3.     The amount of Complementary Interest on Shareholders’ Equity of R$ 1,421,300 thousand will be paid on 3.7.2014.

7.     Provide a comparative table indicating the following amounts per each type and class of share:

a.     Net income of the year and of the 3 (three) previous years

Year	Amount R$
2013	2.86
2012	2.71
2011	2.63
2010	2.42

P.S.: Book Net Income per share, adjusted by the bonus stock process that occurred in March 2013, to allow comparability.

b.    Dividends and interest on shareholders’ equity distributed in the 3 (three) previous years

Year 2012	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from August/2012 to January/2013	0.112908	0.124199	452,558	67,884	384,674
Intermediary Interest on Shareholders’ Equity of the 1st half (paid on 7.18.2012)	0.188185	0.207003	754,349	113,152	641,197
Complementary Interest on Shareholders’ Equity (paid on 3.7.2013)	0.512558	0.563814	2,054,400	308,160	1,746,240
Monthly Dividends (paid from February to July/2012)	0.091609	0.100770	367,208	-	367,208
Complementary Dividends (paid on 3.7.2013)	0.066486	0.073134	266,483	-	266,483
Total accured on 12.31.2012	0.971745	1.068920	3,894,998	489,196	3,405,802

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.  .5.

Year 2011	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Complementary Interest on Shareholders’ Equity (paid on 3.8.2012)	0.576206	0.633827	2,309,800	346,470	1,963,330
Intermediary Interest on Shareholders’ Equity (paid on 7.18.2012)	0.155521	0.171073	624,187	93,628	530,559
Monthly Dividends	0.163919	0.180311	655,057	-	655,057
Complementary Dividends (paid on 3.8.2012)	0.037742	0.041516	151,291	-	151,291
Total accured on 12.31.2011	0.933388	1.026727	3,740,335	440,098	3,300,237

Year 2010	Per share (gross) – R$		Gross paid/provisioned Amount R$ thousand	Withholding Income Tax R$ thousand (15%)	Net paid/provisioned Amount R$ thousand
	Common	Preferred
Complementary Interest on Shareholders’ Equity (paid on 2.18.2011)	0.482462	0.530708	1,906,000	285,900	1,620,100
Intermediary Interest on Shareholders’ Equity (paid on 7.19.2010)	0.155521	0.171073	558,538	83,781	474,757
Monthly Dividends	0.158631	0.174494	589,105	-	589,105
Complementary Dividends (paid on 2.18.2011)	0.079771	0.087748	315,100	-	315,100
Total accured on 12.31.2010	0.876384	0.964022	3,368,743	369,681	2,999,062

8.     In case of allocation of profits to the legal reserve:

a.     Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve is R$600,551 thousand.

b.    Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law #6,404/76 and has the purpose of ensuring the integrity of the capital stock.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.          .6.

Out of the net income for the year, 5% (five percent) will be allocated to the recording of legal reserve, which will not exceed 20% (twenty percent) of the Company’s capital stock. Pursuant the first Paragraph of Article 193 of the Corporate Law, the  legal reserve may not be recorded in the fiscal year when the balance of such reserve, added by the amount related to capital reserves addressed by Paragraph 1 of Article 182 (with amendments introduced by the Law # 11,638/07), exceeds 30% (thirty percent) of the capital stock.

Any net losses may be debited to the legal reserve. The amounts of the legal reserve must be approved at the annual shareholders’ meeting and may only be used to increase the Company’s capital stock or compensate losses. Thus, the resources from the legal reserve are not available for the payment of dividends.

On December 31, 2013, the amount of the legal reserve was R$4.439.025, which was equivalent to approximately 11.65% of the Company’s paid up capital on the same date.

9.     If the company owns preferred shares entitled to fixed or minimum dividends

a.     Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b.    Inform on whether the income for the year is sufficient for full payment of fixed or minimum dividends;

The Company has no preferred shares entitled to fixed or minimum dividends.

c.      Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d.    Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.  .7.

The Company has no preferred shares entitled to fixed or minimum dividends.

e.      Identify the fixed or minimum dividends to be paid per preferred share of each class

The Company has no preferred shares entitled to fixed or minimum dividends.

10.              In relation to the mandatory dividend

a.     Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follow:

“Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

Article 27) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.                    constitution of the Legal Reserve;

II.                 constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.               payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.  .8.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.”.

b.    Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.      Inform the amount eventually withheld

The Company has no Dividends withheld.

11.            If there is retention of mandatory dividend due to the company’s financial situation:

a.     Inform the amount withheld

The Company has no Dividends withheld.

b.    Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

The Company has no Dividends withheld.

c.      Justify the withholding of dividends

The Company has no Dividends withheld.

12.            If there is allocation of income to the reserve for contingencies

a.     Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.  .9.

b.    Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

c.      Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

d.    Justify the establishment of the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13.              If there is the allocation of income to the reserve of profits to be realized

a.     Inform the amount allocated to the reserve of profits to be realized

There is no proposal for the allocation of net income to the reserve of profits to be realized.

b.    Inform the nature of the unrealized profits that led to the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14.              If there is the allocation of income to the statutory reserves

a.     Describe the statutory clauses that establish the reserve

The Article 194 of Law #6,404/76 regulates the creation of statutory reserves. According to this legal provision, the company’s Bylaws may create reserves provided that, for each one, it:

-        indicates its purpose in an accurate and complete manner;

-        establishes the criteria to determine the annual portion of net income that will be allocated to its recording; and

-        establishes the reserve’s maximum limit.

Pursuant to the legislation, the Article 28 of the Bylaws sets forth that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, 100% (one hundred percent) may be allocated  to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.                           .10.

In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76 (with amendments of the Law 10,303/01), the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

b.    Identify the amount allocated to the reserve

The amount allocated to the reserve is R$7,332,569 thousand.

c.      Describe the method used to calculate the amount

The amount of R$7,332,569 thousand is the result of the Net Income for the Year, deducted from the Legal Reserve and of the Dividends and Interest on Shareholders’ Equity, as stated below:

Description	Amount R$ thousand
Net Income for the Year 2013	12,011,028
Legal Reserve	(600,551)
Dividends to be paid	(853,858)
Interest on Shareholders’ Equity paid and to be paid	(3,224,050)
Amount Allocated to the Statutory Reserves	7,332,569

15.              If there is retention of profits provided in the capital budget

a.     Identify the amount withheld

There is no proposal for the retention of profits provided in the capital budget.

b.    Provide a copy of the capital budget

There is no proposal for the retention of profits provided in the capital budget.

16.                If there is the allocation of income for the tax incentive reserve

Further information regarding the Board of Directors’ Proposal for the net income Allocation of the fiscal year 2013 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid.                           .11.

a.     Inform the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

b.    Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009

10.1 - General Financial and Equity Conditions

Directors should comment:

a)  general financial and equity conditions

The directors understand that the Bank has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The directors’ analysis is based on information from the last three financial statements at the balance sheet date and the last financial information disclosed, as follows:

2013

The year 2014 will be challenging comparing to the start of the reduction of monetary stimuli in the U.S., as well as the slight slowdown in China’s growth. A scenario to be overcome by emerging countries, on the other hand, is a unique opportunity for those nations to improve their macroeconomic and institutional foundations.

Brazil is not immune to this external context, but is better poised to face the challenges. The resumption of economic activity in Brazil in the last few months of 2013 has been supported mainly by productive investments, which tend to become intensified with the current program of public concessions in infrastructure, as well as the major sporting events that will occur between 2014 and 2016.

Bradesco remains optimistic about Brazil, envisioning a favorable outlook in the segments in which it operates. The volume of credit tends to grow at sustainable rates compatible with the risk, while gains in income and creation of jobs are still present. Given the intense and continuous process of social mobility in recent years, which is still under way, the scenario for the banking and insurance sectors in Brazil remains very promising.

At Organização Bradesco, among the major events of the fiscal year, it was recorded that on March 10, Bradesco completed 70 years in business, with an active presence in Brazilian life, permanent incentives for the democratization of financial products and services, and a renewed willingness to expand its business horizons. Guided by realistic strategies, it grew rapidly and soon became the Bank of the Brazilians. For such, it built an extensive Customer Service Network that today allows it to be present in all regions of the nation, promoting banking inclusion and social mobility.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009    .2.

It is also noteworthy that Organização Bradesco has once again been selected to be part of:

•        Dow Jones Sustainability World Index – DJSI, a select list of the New York Stock Exchange that gathers companies with best practices for sustainable development, in addition to the Dow Jones Sustainability Emerging Markets, a portfolio created earlier this year, for which companies with DJSI performance ranked among the top 10% in their respective sector are eligible; and

•        Corporate Sustainability Index (ISE) of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, which reflects the return of a portfolio comprised of shares of companies with the best performance in all dimensions that measure corporate sustainability.

Book net income was R$ 12,011 billion for the year, corresponding to R$2.86 per share and annualized return of 17.7% on average Shareholders’ Equity. The return on average total assets was 1.3%. Consolidated Shareholders’ Equity amounted to R$ 70,940 billion and total assets stood at R$ 908,139 billion.

Loan operations

The democratization of credit is part of Bradesco’s strategy. It is achieved through expansion and diversification of the offer and the more attractive interest rates, differentiating factors that have increasingly risen the volume of transactions in loans made directly or in partnerships with market agents and other lines aimed at individuals, such as payroll lending, through its extensive network of Branches, Service Stations and Sales Promoters.

•        R$ 427,273 billion was the year-end balance of consolidated loan operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Prepaid Credit Card Receivables, Debentures, Promissory Notes, Co-obligation in Assignments for Investment Funds in Credit Rights, Real Estate and Rural Loans Receivables Certificates, with an increase of 10.8% in the period.

 Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009      .3.

•        R$ 21.687   billion was the consolidated balance of the provision for doubtful accounts, considering an additional provision of R$ 4.036 billion, which includes provision for guarantees provided, in the amount required by Resolution 2682/99 issued by the National Monetary Council.

Funding and Asset Management

Bradesco manages, on the whole, 26,400 million account holders, and 50,897 million savings account holders with a balance of R$ 80,718 billion, which accounts for 17.2% of the Brazilian Savings and Loans System (SBPE). At the end of the year, the Organization’s total funding and asset management reached R$1,260 trillion, a 2.8% increase as compared to the previous year.

•        R$474,342 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 1.5% increase;

•        R$435,364 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units;

•        R$ 178,294 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, an 11.0% increase;

•        R$ 136,229 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 9.7% increase; and

•        R$ 35.827  billion in Foreign Resources, through public and private issues, Subordinated Debt Abroad, Securitization of Future Financial Flows and Loans and Transfers Abroad, representing US$ 15.294 billion.

At the end of the 2013 fiscal year, Bradesco’s market value, taking into account the closing quotations of ON and PN common and preferred shares, was R$ 128,085 billion. Starting in May 2013, Bradesco’s common shares became part of the Bovespa Index.

2012

2012 posed a rather challenging scenario. It is important to evaluate the changes observed in the financial system, in view of the period experienced by the sector in the last years. Institutions have accordingly redoubled the attention they pay to the flow of operations, whereas also expanding the range of general services offered to customers.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009       .4.

In mid-2012, the world’s foremost central banks – atypically and sternly – renewed or extended the commitment to provide liquidity to the markets, which contributed decisively to reducing the risks of extreme events on the international scenario. On the other hand, the need for fiscal adjustment in the U.S. and Europe maintains a bias for sluggish global growth in 2013.

Brazil is not immune to this global scenario, in spite of the improved macroeconomic fundamentals observed in the last years. Brazil, however, starts to reap the benefits of the larger room for maneuver it enjoys in comparison to other countries. The several incentive measures adopted over the last months have started producing visible effects regarding the resume of the economic activity, whereas certain relevant steps have been taken to improve infrastructure, adjust tax distortions and enhance the efficiency of the production sector, and these are significant topics for improving the economy growth.

In spite of Brazil’s undeniable vocation to export, the main economic driving force has been and will continue to be the domestic demand, particularly the consumption by families and investments, which benefit from the upcoming great sports events to be held in the next three-year period. In this context and in view of the ongoing social mobility process and the readiness of Brazilian institutions in face of the new rules of capital limits and structure that should be implemented beginning 2013, the perspectives for the Brazilian banking system remain favorable.

For the Organização Bradesco, among the significant events highlighting the period, noteworthy were the following:

•     on March 5, start of activities of subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, aimed at prospecting opportunities and distributing fixed- and non-fixed income products. Accordingly, Bradesco expands its international distribution channels, strengthening contacts with global investors present in that market, in addition to providing access to a new base of institutional investors;

•     on March 7, a 10% rise in the Monthly Dividends amount, paid per share to shareholders beginning May 2012, in conformity with the Monthly Compensation System, from R$ 0.014541175 per share to R$ 0.015995293, for common shares, and from R$0.015995293 per share to R$ 0.017594822, for preferred shares. On June 20, the Board of Directors approved the monthly payment of Interest on capital, in lieu of the Monthly dividends, from August 2012;

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009             .5.

•     on March 13, start of transactions involving ADRs – American Depositary Receipts indexed to common shares, on the New York Stock Exchange (NYSE), US. The Program meets the demands of institutional investors, among them foreign investment funds, and with this measure, Bradesco has now both common and preferred shares traded in the US;

•     on August 30, launch of Bradesco Next – the bank of the future –, a space at the forefront of innovation for introducing and experiencing new technologies, and customer products and services;

•     on September 13, Bradesco was once again chosen to make up the Dow Jones Sustainability World Index, a short list of the New York Stock Exchange gathering companies with the best sustainable development practices;

•     on November 14, Bradesco’s ON common shares were chosen to make up the MSCI Brazil Ratio, the leading provider of tools for supporting investment decision-making, in force from December 2012; and

•     on November 30, Bradesco was once again chosen to made up the Corporate Sustainability Index (ISE) of BM&FBovespa, which reflects the return provided by a portfolio with shares of companies with the best performances at all levels measuring the corporate sustainability.

Book net income was R$ 11,381 billion for the year, corresponding to R$2.98 per share and annualized return of 19.0% on average Shareholders’ Equity. The return on average total assets was 1.4%. Consolidated Shareholders’ Equity amounted to R$ 70,047 billion and total assets stood at R$ 879,092 billion.

Loan operations

Among Bradesco’s basic strategic guidelines, we have credit democratization, by way of a diversified offer and more attractive interest rates, has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individuals, such as loans repaid, through its extensive Branches Network, points of service, sales representatives and the Customer Service Center 0800 call Loans.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .6.

•        The balance at the end of the year was R$ 385,529 billion, for consolidated loan operations, under the expanded concept, which includes Advances on exchange contracts, sureties and endorsements, credit card and lease receivables, with an 11.5% increase in the period; and

•          R$ 21,299 billion was the consolidated balance of allowance for doubtful accounts, taking into account an additional provision of R$ 4,010 billion exceeding that one required by the National Monetary Council (CMN) Resolution 2682/99.

Funding and Asset Management

Bradesco manages, on the whole, 25,693 million account holders, and 48,596 million savings account holders with a balance of R$ 69,042 billion, which accounts for 17.7% of the Brazilian Savings and Loans System (SBPE). At the end of the year, the Organization’s total funding and asset management reached R$1,225 trillion, a 20.1% increase as compared to the previous year.

•        R$467,449 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 12.7% increase;

•        R$441,832 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 31.7% increase;

•        R$168,735 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, and other funding, a 11.7% increase;

•        R$ 124,217 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 19.8% increase; and

•        R$22,995 billion in Foreign funds, by way of public and private issuances, subordinated debt and securitization of future financial flows, which represented US$11,253 billion.

At the end of the 2012 fiscal year, Bradesco’s market value, taking into account the closing quotations of ON and PN common and preferred shares, was R$131,908 billion, a 23.3% increase as compared to the closing of the 2011 fiscal year. Taking into account only the closing quotation of PN shares (more liquid) at the same date, Bradesco’s market value was R$ 134,257 billion, a 14.4% increase as compared to the 2011 fiscal year. In the annual comparison, Ibovespa posed a 7.4% increase.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009        .7.

2011

In 2011, the real depreciated by 12.6% in relation to the US dollar, reaching R$ 1.8758 per US$1.00 on December 31, 2011 as compared to R$ 1.6662 per US$1.00 on December 31, 2010. The Central Bank of Brazil increases the basic interest rate from 10.75% in December 2010 to 11.00% in December 2011.

At the end of 2011, the global economic scenario continued to be characterized by signs of slowdown and risk, particularly the developed countries. Evidences of accommodation in American economy have been quickly counteracted by political efforts on the eve of 2012 presidential elections. In Europe, the experiment of a monetary and customs alliance that has not developed toward a political and fiscal alliance may require a greater effort of certain governments to address current constraints.

Being involved in the unprecedented and rising trend toward transparency that has characterized developed nations over the last few decades, at the same time favored by it, developing countries have been able to take appropriate preventive measures in good time to avoid the mistakes presumably made by the former, thus enabling faster and less painful adjustment for their exchange rate, fiscal and monetary policies.

In this situation, which has partly affected the most optimistic forecasts posed in early 2011, we may feel relatively at ease in relation to Brazil's record and potential performance on social and economic issues. With a historical landmark exceeding 50% of its population integrated to the middle class, the country has found in the foreign market a powerful ally to sustain growth in 2011/2012, although at levels lowers than those recorded in 2010.  On the other hand, the world recognition of the full development of its democratic regime, freedom of speech, Law independence, and consumption expansion, has transformed Brazil in a preferential destination for direct foreign investments.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .8.

Among the most significant events of 2011 for Bradesco, we highlight the following: a) opening of 1,009 branches, which increased the number of Bradesco Branches and Service Points to 9,063 across Brazil, which demonstrates the breadth and solidity of the Bank’s structure and its confidence in Brazil, in addition to the determination to invest; b) acquisition of shareholder control of Banco do Estado do Rio de Janeiro S.A. (BERJ), which enabled Bradesco to provide Payroll payments to civil servants and mobilized teams of employees throughout Brazil, transforming the registration of over 400,000 accounts into a great time for expansion of the Bank’s business in that state; and c) the creation BSP Empreendimentos Imobiliários S.A., a subsidiary of the Bank, aimed at consolidating the management of real estate assets of Organização Bradesco, with a portfolio of 840 properties. In the area of recognition, we can highlight the following: a) Bradesco’s remaining on the Dow Jones Sustainability Index of the New York Stock Exchange; b) Bradesco’s remaining on the Corporate Sustainability Index (ISE) of the São Paulo stock exchange (BM&FBOVESPA); and c) recognition – by expert consultancy – of the “Bradesco” brand as the most valuable brand in the Nation.  Also significant was August's 10% increase in the value of the monthly dividends paid out by the Bank.

Book net income was R$ 11,028 billion for the year, corresponding to R$ 2.89 per share and annualized return of 21.0% on average Shareholders’ Equity. Return on average total assets at 1.6%, a fall of 0.2 p.p. compared to previous year. Consolidated Shareholders’ Equity amounted to R$ 55,582 billion and total assets stood at R$ 761,533 billion.

Loan operations

Bradesco’s commitment to democratized access to credit through its diversified offering has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individuals, such as loans repaid, through its extensive Branches Network, points of service and the Customer Service Center 0800 call Loans.

•        The balance at the end of the year was R$345,724 billion, for consolidated loan operations, under the expanded concept, with an 17.1% increase in the period; and

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .9.

•          R$19,540 billion was the consolidated balance of the allowance for doubtful accounts.

Funding and Asset Management

At the end of the year, the total funding and asset management reached R$ 1,020 trillion, a 16.9% increase as compared to the previous year, as follows:

•        R$414,872 billion, an increase of 13.8%, in demand deposits, time deposits, interbank deposits, other deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits;

•        R$ 335,370 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, showing an increase of 13.4% on the same period of the previous year;

•        R$151,081 billion, an increase of 32.0%, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, and other funding;

•        R$ 103,653 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, showing an increase of 18.9% on the previous year; and

•        R$ 14,814 billion in Foreign funds, by way of public and private issuances, Subordinated debt and securitization of future financial flows, which represented US$ 7,897 billion.

Bradesco’s market value on December 31, 2011 was R$106,971 billion. Bradesco’s common and preferred stock posted falls of 1.6% and 5.8% respectively in 2011 against 2010, taking the last quotation each year, adjusted for corporate events, except for distribution of earnings. Note that the Ibovespa stock index fell 18.1% over the same period.

The following are comments about our key indicators:

I)   Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of the new capital structure began in Brazil. The Central Bank of Brazil (Bacen), through CMN Resolution 4192/13, set out the new methodology for calculating the Referential Equity, or “PR” (Patrimônio de Referência), superseding CMN Resolution 3444/07. Given that this methodology involves the introduction of new adjustments, we adapted the time series, showing – in periods – the transition from Basel II to Basel III.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .10.

The calculation of our Basel Index is shown below:

							R$ million
	Basel III (1)	Basel II		Variation
Calculation base	Consolidated Financial	Consolidated Economic Financial
	Dec 2013	Dec 2012	Dec 2011	Dec 2013 x Dec 2012		Dec 2012 x Dec 2011
				R$	%	R$	%
Reference equity (local acronym PR)	95,804	96,933	71,476	(1,129)	(1.2)	25,457	35.6
Tier I	70,808	66,066	58,611	4,742	7.2	7,455	12.7
Core capital	70,808	66,066	58,611	4,742	7.2	7,455	12.7
Shareholders' equity	70,940	70,047	55,582	893	1.3	14,465	26.0
Prudential adjustments set forth in CMN Resolution 4192/13 (2)	(132)	-	-	(132)	-	-	-
Adjustments set forth in CMN Resolution 3444/07	-	(3,981)	3,029	3,981	(100.0)	(7,010)	(231.4)
Additional capital	-	-	-	-	-	-	-
Tier II	24,996	30,867	12,865	(5,871)	(19.0)	18,002	139.9
Mark to market adjustments	-	4,229	(2,765)	(4,229)	-	6,994	(252.9)
Subordinate debt (3)	24,996	26,638	15,630	(1,642)	(6.2)	11,008	70.4
Risk-Weighted Assets - RWA	576,777	600,520	474,173	(23,743)	(4.0)	126,347	26.6
Credit risk	526,108	503,136	431,109	22,972	4.6	72,027	16.7
Operational risk	23,335	31,197	25,545	(7,862)	(25.2)	5,652	22.1
Market risk	27,334	66,188	17,518	(38,854)	(58.7)	48,670	277.8
Total score (4)	16.6%	16.1%	15.1%
Tier I Capital	12.3%	11.0%	12.4%	1.3 p.p.		-1.4 p.p.
Core capital	12.3%	-	-	12.3 p.p.		-
Additional capital	-	-	-	-		-
Tier II Capital	4.3%	5.1%	2.7%	(0.8) p.p.		2.4 p.p.
(1) Starting in October 2013, the reference assets began to be calculated based on Resolution 4192/13 issued by Brazil’s National Monetary Council (CMN), w hich requires the calculation to be made based on “Consolidated Financial” (“Consolidado Financeiro”) until December 2014 and “Consolidated Prudential” (“Consolidado Prudencial”) starting in January 2015; (2) Criteria used, starting in October 2013, by CMN Resolution 4192/13 (including subsequent amendment); (3) Additionally, it is notew orthy that out of the total amount of subordinated debts, R$ 24,996 million are used to compose Tier II of the Basel Index, and w ere calculated pursuant to CMN Resolution 4192/13 (including subsequent amendment), w hich entered into force in October 2013; and (4) Starting in October 2013, the calculation of the Basel Index below the regulatory guidelines set forth in CMN Resolutions 4192/13 and 4193/13.

In 2013, as a result of the implementation of the new capital requirements, it is not possible to compare the indexes with those of 2012.

The Basel ratio rose 1.0 p.p. from 15.1% in December 2011, to 16.1% in December 2012. The following is also worth mentioning: (i) the eligibility of Subordinated Financial Notes of Credit to comprise Tier II, in the amount of R$ 13,455 million, the increase of which was primarily offset by: (ii) the reduction caused by maturities and escalation, which occurs during the last 5 years of debt repayment, in the amount of R$ 2,447 million; (iii) the increase in the portion of credit risk, brought on, in part, by the expansion of the credit portfolio; and (iv) the increase in the portion of market risk, brought on, in part, by the effects of Circular Letter 3568/11 of the Central Bank of Brazil.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .11.

It is worth mentioning that in December 2012, only R$26,638 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

The Basel Index improved by 0.4 p.p., from 14.7% in December 2010 to 15.1% in December 2011, mainly impacted by: (i) the eligibility of Subordinated Financial Notes of Credit to comprise Tier II, in the amount of R$ 9.402 million; and (ii) the effect of Circular Letter 3563/11 issued by the Central Bank of Brazil, which reduced the capital requirement for certain loan and leasing operations (repealing Circular Letter 3515/10) and application in shares of investment funds linked to open supplementary pension plans (PGBL and VGBL), starting in November 2011.

It is worth mentioning that in December 2011, only R$ 15,630 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

II)              Operating Efficiency Ratio (OER) and Operating Coverage Ratio

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .12.

						R$ million
Calculation base	2013	2012	2011	Variation
				2013 x 2012		2012 x 2011
				R$	%	R$	%
Personnel Expenses (1)	11,946	11,155	10,124	791	7.1	1,031	10.2
Administrative Expenses	14,512	14,162	13,406	350	2.5	756	5.6
Total (A)	26,458	25,317	23,530	1,141	4.5	1,787	7.6
Financial margin = Gross income from financial operations
( - ) Allowance for doubtful accounts	43,286	43,793	39,321	(507)	(1.2)	4,472	11.4
Banking services fees	19,786	17,512	15,223	2,274	13.0	2,289	15.0
Income from insurance and pension plans	4,471	3,814	3,370	657	17.2	444	13.2
Income from equity interests in affiliates	43	148	144	(105)	(70.9)	4	2.8
Other operational / revenues (expenses)	(4,743)	(4,214)	(3,401)	(529)	12.6	(813)	23.9
Total (B)	62,843	61,053	54,657	1,790	2.9	6,396	11.7

Contents				Variation
				2013 x 2012		2012 x 2011
OER – Operating Efficiency Ratio (2)	42.1	41.5	43.0	0.6 p.p.		-1.6 p.p.
Operating Coverage (3)	71.8	66.5	62.2	5.3 p.p.		4.3 p.p.
(1) It does not include profit-sharing (PLR), w hich amounted to R$1,115 million in 2013, R$ 1,031 million in 2012 and R$ 937 million in 2011. Personnel expenses totaled R$12,186 million in 2013, R$11,061 million in 2012 and R$ 9,302 million in 2011;
(2) IEO = (Personnel expenses – PLR + Administrative expenses) / ( Financial margin + Banking service fees + Income from insurance and pension plans + Income from equity Interests in affiliates + Other operational revenues – Other operational expenses); and
(3) Operating Coverage Ratio = (Banking services fees) / (Administrative expenses + Personnel expenses +PLR).

Operating Efficiency Ratio (OER)

A 2013 to 2012 comparison shows a 0.6 p.p. in the ratio. The increase was due in most part to a reduction in the financial margin of “non-interest” as well as the impact of the collective bargaining agreements of 2012 and 2013.

A 2012-2011 comparison shows an improvement of 1.5 p.p. in the ratio, reaching 41.5% in the fourth quarter of 2012, which represented the lowest level in the last 10 quarters. This improvement is basically due to: (i) growth in the financial margin; and (ii) increase in banking service fees, which was affected by the increased average business volume, the result of the development of investments in accelerated organic growth started in the second half of 2011, aligned with the ongoing efforts to control expenses, including the actions taken by our Efficiency Committee, and IT investments.

Operating Coverage

In the comparison between 2013 and 2012, and between 2012 and 2011, the index of operational coverage showed improvement, mainly reflecting the increase in revenue from services provided, coupled with ongoing efforts to control expenses, including actions by our Efficiency Committee in the period.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .13.

III)           Main loan portfolio indicators

Delinquency rate > 90 days(1)

(1) Concept defined by the Central Bank of Brazil.

Total delinquency ratio, comprising the transactions overdue over 90 days, had a decrease in the quarter and in the last twelve months, thanks basically to: (i) the investment in the ongoing improvement in loan assignment models; (ii) the growth of payroll-deductible loan and real estate financing products, which impacted the portfolio mix; and (iii) the improvement in internal models of loan risk monitoring. The drop among individual customers and SMEs was also a reason for the reduction. The higher delinquency ratio among Corporations was due to specific cases and does not represent a trend.

In December 2012, the delinquency rate for accounts over 90 days past due reached 4.1% of the credit portfolio, with an increase of 0.2 p.p. compared to December 2011, primarily due to increases of: (i) 0.3 p.p. in delinquency of Micro, Small, and Medium Enterprises; and (ii) 0.1 p.p. in the delinquency rate for Individuals.

In December 2011, the delinquency rate of accounts over 90 days past due reached 3.9% of the credit portfolio, with an increase of 0.3 p.p. from December 2010, due primarily to: (i) the increase of 0.6 p.p. in delinquency of Individuals; and (ii) an increase of 0.5 p.p. in delinquency of Micro, Small and Medium Enterprises.

Coverage ratios

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .13.

In December 2013, the coverage ratio of the Allowance for doubtful accounts in relation to loans overdue from 60 to 90 days reached 158.9% and 192.3%, respectively, indicating a comfortable level of provisions. Increases in the period reflect an improvement of defaults.

The balance of the Provision for Doubtful Debts (PDD) of R$ 21,687 million in December 2013, was comprised of: (i) R$ 17,651 million in provisions required by the Central Bank of Brazil; and (ii) R$ 4,036 million of additional provisions.

In December 2012, the coverage ratio of the Allowance for doubtful accounts in relation to loans overdue from 60 to 90 days reached 147.3% and 178.2%, respectively, indicating a comfortable level of provisions. The small reductions in the period reflect the increased delinquency.

The balance of the Provision for Doubtful Debts (PDD) of R$ 21,299 billion in December 2012, was comprised of: (i) R$ 17,288 billion in provisions required by the Central Bank of Brazil; and (ii) R$ 4,010 million of additional provisions.

In December 2011, the coverage ratio of the Allowance for doubtful accounts in relation to loans overdue from 60 to 90 days reached 151.8% and 184.4%, respectively, basically due to the nominal increase of overdue loans, which follow the growth of the loan portfolio, as well as the increased delinquency.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .14.

The balance of the Provision for Doubtful Debts (PDD) of December 2011 reached R$ 19.540 million, up 20.0% (R$ 3.250 million) compared to December 2010, comprised of: (i) R$ 15.529 million in provisions required by the Central Bank of Brazil; and (ii) R$ 4.011 million in additional provisions.

It is worth mentioning that in the third quarter of 2011, an additional provision in the amount of  R$ 1.0 billion was recognized, aimed at covering a possible worsening in the global economic scenario and possible effects in the Brazilian economy.

b)  capital structure and possibility of redemption of shares, indicating: i) redemption scenario; ii) formula for calculating the amount of redemption

When Bradesco’s directors analyze the tables below, they understand that the Banks’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Capital Structure

			In thousands
Capital structure (1)	Dec 2013	Dec 2012	Dec 2011
ON	2,100,738	1,909,762	1,909,911
PN	2,095,771	1,907,611	1,907,931
Subtotal	4,196,509	3,817,373	3,817,842
Shares in Treasury	10,765	7,422	6,953
Total	4,207,274	3,824,795	3,824,795
(1) Does not include splits or reverse made in the period.

In December 2013, Bradesco’s capital was R$38,1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand common shares and 2,103,637 thousand preferred shares.

In December 2012, Bradesco’s capital was R$ 30,1 billion, composed of 3,824,795 thousand book-entry shares without par value, of which 1,912,398 thousand common shares and 1,912,397 thousand preferred shares.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .15.

In December 2011, Bradesco’s capital was R$30.1 billion, composed of 3,824,795 thousand book-entry shares without par value, of which 1,912,398 thousand common shares and 1,912,397 thousand preferred shares.

						R$ million
		% in relation to		% in relation to		% in relation to
	12/31/2013	total liabilities	12/31/2012	total liabilities	12/31/2011	total liabilities
Shareholders’ equity of the controlling shareholders	70,940	7.8%	70,047	8.0%	55,582	7.3%
Capital from third parties (1)	837,199	92.2%	809,045	92.0%	705,951	92.7%
Total liabilities	908,139	100.0%	879,092	100.0%	761,533	100.0%
(1) Total liabilities, excluding Shareholders' equity

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 92.0%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

c)   capacity to pay financial commitments

Bradesco’s directors understand that the operations stated in the balance sheet at the periods stated below, for the three last fiscal years, evidence that Bradesco has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .16.

Consolidated Balance Sheet by Maturity

Balance sheet						R$ million
	1–30	31–180	181–360	Over	Indefinite period	Total
Assets
Current and non-current assets	522,033	84,867	61,759	223,837	-	892,496
Cash and due from banks	12,196	-	-	-	-	12,196
Interbank investments (2)	128,745	2,127	3,761	823	-	135,456
Securities and derivative financial instruments (1) (2)	257,507	3,029	4,267	48,525	-	313,328
Interbank and interbranch accounts	56,412	-	-	584	-	56,995
Loan and lease operations	28,186	64,262	45,630	138,030	-	276,108
Other receivables and other assets	38,988	15,449	8,100	35,875	-	98,412
Permanent assets	250	1,256	1,516	9,715	2,907	15,644
Investments	-	-	-	-	1,830	1,830
Property and equipment in use and leased assets	62	310	372	3,517	405	4,667
Intangible asset	188	945	1,143	6,198	671	9,146
Total on December 31, 2013	522,283	86,122	63,274	233,552	2,907	908,139
Total on December 31, 2012	529,679	88,953	55,142	230,944	2,977	907,694
Total on December 31, 2011	495,127	100,218	51,752	229,321	2,674	879,092

Liabilities
Current and long-term liabilities	493,544	85,950	48,027	208,396	-	835,917
Deposits (3)	135,000	18,404	12,941	51,718	-	218,063
Federal funds purchased and securities sold under agreements to repurchas	192,050	36,480	11,214	16,535	-	256,279
Funds from securities issued	2,855	9,289	8,635	36,875	-	57,654
Interbank and interbranch accounts	6,864	-	-	-	-	6,864
Borrowings and onlending	3,255	14,394	8,949	29,497	-	56,095
Derivative financial instruments	460	430	192	727	-	1,809
Technical provisions for insurance, pension plan and capitalization (3)	107,948	3,456	1,338	23,488	-	136,229
Other liabilities
-Subordinated debt	159	1	2,422	33,303	-	35,885
-Other	44,953	3,496	2,336	16,254	-	67,040
Deferred income	677	-	-	-	-	677
Minority interest in subsidiaries	-	-	-	-	605	605
Shareholders' equity	-	-	-	-	70,940	70,940
Total on December 31, 2013	494,221	85,950	48,027	208,396	71,545	908,139
Total on December 31, 2012	489,571	78,492	49,476	222,530	67,625	907,694
Total on December 31, 2011	450,963	99,715	41,418	216,361	70,636	879,092
Accumulated net assets on December 31, 2013	28,062	28,235	43,482	68,638	-	-
Accumulated net assets on December 31, 2012	40,107	50,569	56,235	64,648	-	-
Accumulated net assets on December 31, 2011	44,165	44,667	55,001	67,962	-	-

(1) Investments in investment funds are classified in a period from 1 to 30 days;
(2) Transactions subject to repurchase commitments are classified according to the period of operations; and
(3) Demand deposits, savings accounts, and technical reserves for insurance, pension plans and capitalization in the form of our “VGBL” and “PGBL” products are classified inthe 1-30 days category, irrespective of average historical turnover.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .17.

d) financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

									R$ million
	Dec 2013	Dec 2012	Dec 2011	Vertical analysis %			Horizontal analysis
				Dec 2013	Dec 2012	Dec 2011	Dec2013xDec2012		Dec12xDec11
							R$	%	R$	%
Demand deposits	40,618	38,412	33,121	8.1	8.1	7.5	2,206	5.7	5,291	16.0
Savings deposits	80,718	69,042	59,656	16.1	14.6	13.4	11,676	16.9	9,386	15.7
Time deposits	95,763	104,022	124,127	19.1	22.1	28.0	(8,259)	(7.9)	(20,105)	(16.2)
Subtotal - Deposits	217,099	211,476	216,904	43.2	44.8	48.9	5,623	2.7	(5,428)	(2.5)
Debentures(1)	64,390	59,810	49,777	12.8	12.7	11.2	4,580	7.7	10,033	20.2
Borrowing and Onlending	56,095	44,186	53,247	11.2	9.4	12.0	11,909	27.0	(9,061)	(17.0)
Funds from Issuance of Securities (2)	57,654	51,359	41,522	11.5	10.9	9.4	6,295	12.3	9,837	23.7
Subordinated Debt	35,885	34,852	26,910	7.1	7.4	6.1	1,033	3.0	7,942	29.5
Shareholders' equity	70,940	70,047	55,582	14.1	14.8	12.5	893	1.3	14,465	26.0
Total	502,063	471,730	443,942	100.0	100.0	100.0	30,333	6.4	27,788	6.3
(1) Considers only the debentures used as a reserve to securities purchased under agreements to resell; and
(2) Includes: Financial notes, at December 31, 2013, in the amount of R$ 35,208 million, at December 31, 2012 – R$ 28,221 million and December 31, 2011 – R$ 27,120 million.

Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•          In December 2013, the balance of our deposits increased approximately 2.7% as compared to December 2012, mainly due to increased funding volume in the form of demand and saving deposits; and

•          In December 2012, the balance of our deposits decreased by 2.5% as compared to December 2011, mainly due to decreased funding volume in the form of time deposits.

Deposits accounted for approximately 43.2% of all obligations in December 2013. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The decrease of R$ 8,259 million in time deposits, between 2013 and 2012, was basically a result of the new business opportunities offered to customers.

Savings account deposits showed 16.9% growth, resulting primarily from: (i) the higher funding volume raising, which was influenced in part by changes in the rules for investment performance; and (ii) the remuneration of the savings account inventory.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .18.

Regarding demand deposits, there was an increase of R$2,206 million, in the comparison between 2013 and 2012, mainly arising from improved funding, which in turn derived from an increase in the account holders’ base in the period.

In December 2013, we had 26.4 million account holders and 50.9 million savings accounts as compared to 25.7 million account holders and 48,6 million savings accounts in December 2012. In December 2011, we had 25.1 million account holders and 43.4 million savings accounts.

Debentures

The increases stated in the comparison between December 2013 and 2012 and between December 2012 and 2011 basically refer to the placement of these securities, used as a guarantee in repurchase agreements, which were impacted by the pace of the economic activity.

Borrowing and Onlending

The increase of 27.0% (R$ 11,909 million) in fiscal year 2013 compared to 2012 is due primarily to: (i) an increase of R$ 7,231 million in loan obligations and onlendings denominated in and/or indexed to foreign currency, which increased from R$ 8,169 billion in December 2012 to R$ 15,400 million in December 2013, mainly brought on by: (a) the foreign exchange gain of 14.6% in the period, and (b) increase of the volume raised; and (ii) the increase of R$ 4,678 million in the volume of funds raised through loans and transfers in Brazil, mainly through Finame operations.

In the comparison between 2012 and 2011, the balance of Borrowings and Onlending recorded a fall of 17.0%, or R$9,061 million, basically due to the decrease of R$9,171 million in borrowings and onlending denominated and/or indexed to foreign currency, which balance decreased from R$17,340 million in December 2011 to R$8,169 million in December 2012, mainly due to: (i) the settlement of operations; partially offset by: (ii) the positive 8.9% foreign exchange variation in the period.

Funds from securities issued

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .19.

The increase of 12.3% (R$ 6.295 million) in 2013 compared to fiscal year 2012, was primarily due to: (i) the increase in the inventory of Financial Notes, the balance of which increased from R$ 28.221 million in December 2012 to R$ 35.208 million in December 2013, mainly due to new issues during the period; (ii) the increase in operations of Real Estate Financial Notes, in the amount of R$ 1.766 million, partially offset: (iii) by the reduction of R$ 2.713 million in the volume of operations of securities issued abroad.

In the comparison between December 2012 and December 2011, the 23.7% (R$ 9,837 million) growth in Resources from Issuance of Securities stemmed mainly from: (i) the increase in volume of securities issued abroad, in amount of R$ 5,778 million, reflecting the new issues in the period and the 8.9% foreign exchange rate gain; (ii) the increase in operations of Real Estate Credit Notes, in the amount of R$ 2,086 million; (iii) the greater volume of Credit Notes for Agribusiness, in the amount of R$ 1,355 million; (iv) new issuances of Financial Credit Notes , the balance of which grew R$ 1,101 million, partially offset by: (v) the reduction of R$ 483 million in the balance of Mortgage-Backed Securities.

Subordinated Debt

In December 2013, Subordinated Debt totaled R$35,885 million (R$8,952 million abroad and R$26,933 million in Brazil).

At December 31, 2012, subordinated debt totaled R$34,852 million (R$8,807 million abroad and R$26,045 million domestic). In the period, the amount of R$ 19,837 million of Subordinated debt (R$ 2,008 million abroad and R$ 17,829 million domestic) was issued.

In December 2011, Subordinated Debt totaled R$26,910 million (R$6,404 million abroad and R$20,506 million in Brazil). In the period, the amount of R$9,626 million of Subordinated debt (R$815 million abroad and R$8,811 million domestic) was issued.

e)   financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Directors report that as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; and (v) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including interbank rates. The Treasury Department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .20.

In some limited circumstances we may obtain emergency funds from the Central Bank of Brazil through a transaction referred to as “discount.” A discount is a loan from the Central Bank of Brazil to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

f)   indebtedness ratios and the characteristics of the debts, also describing: i) relevant loan and financing agreements; ii) other long-term relationships with financial institutions; iii) level of subordination between debts; iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .21.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)  limits for use of contracted financing

There are no limits for the use of contracted financing.

h) significant changes to each item of financial statements

Directors understand that the Bank has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items the directors believe are important and relevant, stated in the Balance sheet and Statement of income.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .22.

Balance Sheet

In relation to significant changes in consolidated balance sheet items, the table below compares the most significant events in the following periods:

	Dec 2013	Dec 2012	Dec 2011	Vertical analysis – %			Horizontal analysis
R$ million				Dec 2013	Dec 2012	Dec 2011	Dec2013 x Dec2012		Dec12 x Dec11
							R$	%	R$	%
Assets
Current and non-current assets	892,495	864,279	746,090	98.3	98.3	98.0	28,216	3.3	118,189	15.8
Cash and due from banks	12,196	12,077	22,574	1.3	1.4	3.0	119	1.0	(10,497)	(46.5)
Interbank investments	135,456	151,813	82,303	14.9	17.3	10.8	(16,357)	(10.8)	69,510	84.5
Securities and Derivative financial instruments	313,327	315,487	265,723	34.5	35.9	34.9	(2,160)	(0.7)	49,764	18.7
Interbank and interbranch accounts	56,995	49,762	72,906	6.3	5.7	9.6	7,233	14.5	(23,144)	(31.7)
Loan and lease operations	296,629	267,940	248,719	32.7	30.5	32.7	28,689	10.7	19,221	7.7
Allow ance for doubtful accounts (1)	(21,349)	(21,299)	(19,540)	(2.4)	(2.4)	(2.6)	(50)	0.2	(1,759)	9.0
Other receivables and other assets	99,241	88,499	73,405	10.9	10.1	9.6	10,742	12.1	15,094	20.6
Permanent assets	15,644	14,813	15,443	1.7	1.7	2.0	831	5.6	(630)	(4.1)
Investments	1,830	1,865	2,052	0.2	0.2	0.3	(35)	(1.9)	(187)	(9.1)
Property and equipment in use and leased assets	4,974	4,678	4,413	0.5	0.5	0.6	296	6.3	265	6.0
Intangible asset	8,840	8,270	8,978	1.0	0.9	1.2	570	6.9	(708)	(7.9)
Total	908,139	879,092	761,533	100.0	100.0	100.0	29,047	3.3	117,559	15.4

Liabilities
Current and long-term liabilities	835,917	807,799	704,664	92.0	91.9	92.5	28,118	3.5	103,135	14.6
Deposits	218,063	211,858	217,424	24.0	24.1	28.6	6,205	2.9	(5,566)	(2.6)
Federal funds purchased and securities sold under agreements to repurchase	256,279	255,591	197,448	28.2	29.1	25.9	688	0.3	58,143	29.4
Funds from securities issued	57,654	51,359	41,522	6.3	5.8	5.5	6,295	12.3	9,837	23.7
Interbank and interbranch accounts	6,864	5,667	4,614	0.8	0.6	0.6	1,197	21.1	1,053	22.8
Borrow ings and onlending	56,095	44,187	53,247	6.2	5.0	7.0	11,908	26.9	(9,060)	(17.0)
Derivative financial instruments	1,808	4,001	735	0.2	0.5	0.1	(2,193)	(54.8)	3,266	444.4
Provisions for insurance, pension plan and capitalization	136,229	124,217	103,653	15.0	14.1	13.6	12,012	9.7	20,564	19.8
Other liabilities	102,925	110,919	86,021	11.3	12.6	11.3	(7,994)	(7.2)	24,898	28.9
Deferred income	677	658	672	0.1	0.1	0.1	19	2.9	(14)	(2.1)
Minority interest in subsidiaries	605	588	615	0.1	0.1	0.1	17	2.9	(27)	(4.4)
Shareholders' equity	70,940	70,047	55,582	7.8	8.0	7.3	893	1.3	14,465	26.0
Total	908,139	879,092	761,533	100.0	100.0	100.0	29,047	3.3	117,559	15.4
(1) Including the Provision for Guarantees Provided, the Provision for Doubtful Accounts totaled R$ 21.687 million.

(1) Including the Provision for Guarantees Provided, the Loan Loss Provision (Allowance for Doubtful Accounts) totals R$ 21,687 million.

Interbank Investments

In December 2013, the balance of interbank investments amounted to R$ 135,456 million, which accounted for an decrease of R$ 16,357 million, or 10.8%, as compared to December 2012, mainly due to the fall of R$ 10,560 million recorded in the portfolio of securities in relation to the financed position, and noteworthy were the National Treasury Notes and Bills.

The balance of interbank investments amounted to R$ 151,813 million in December 2012, which accounted for an increase of R$ 69,510 million, or 84.5%, as compared to December 2011, mainly due to the increase of R$ 66,497 million recorded in the portfolio of securities in relation to the financed position, and noteworthy were the National Treasury Notes and Bills.

Securities

In December 2013 securities represented 34.5% of our total assets (December 2012 – 35.9% and in December 2011 – 34.9%).

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .23.

In December 2013, the balance of securities remained practically stable compared to December 2012.

In December 2012, the balance of securities increased 18.7% compared to December 2011, primarily due to: (i) increase our exposure in government securities; and (ii) growth of repurchase operations.

Interbank and Interbranch Accounts

Interbank and interbranch accounts basically correspond to compulsory deposits with the Central Bank of Brazil and represented, in December 2013, 6.3% of our total assets (December 2012 – 5.7% and in December 2011 – 9.6%).

In the comparison between December 2013 and 2012, the 14.5% increase resulted mainly from the growth of mandatory reserve requirements on: (i) savings account deposits, due primarily to the larger volume captured; and (ii) time deposits, mainly impacted by the increase in interest rates during the period.

In the comparison between December 2012 and 2011, the 31.7% decrease basically refers to a decrease in our time deposit balances.

Loan operations and leasing

In December 2013 loan and leasing operations represented 32.7% of our total assets (December 2012 – 30.5% and in December 2011 – 32.7%).

In the comparison between December 2013 and 2012, the 10.7% increase basically refers to the increase in volume of operations, highlighting the following products targeted at individual (natural person) customers: (i) real estate financing, with an increase of 35.2%; and (ii) payroll advance loans, with an increase of 29.0%. Regarding the corporate segment, the highlights were: (i) export financing, with a growth of 27.8%; and (ii) real estate financing - corporate plan, with an increase of 25.2%.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .24.

In the comparison between December 2012 and 2011, the 7.7% increase refers basically to the increase in volume of operations, highlighting the following products targeted at individual (natural person) customers: (i) real estate financing, with an increase of 38.8%, and (ii) payroll advance loans, an increase of 16.6%. Regarding the corporate segment, the highlights were: (i) real estate financing - corporate plan, with an increase of 37.0%; and (ii) export financing, with a growth of 22.4%.

Federal funds purchased and securities sold under agreements to repurchase

In December 2013, the balance of money market funding remained practically stable, compared to December 2012.

In the comparison between December 2012 and 2011, the 29.4% increase in fund raising was due primarily to: (i) an increase of R$ 66.069 million in third-party portfolio operations; offset by (ii) the reduction of R$ 10.661 million in the company-owned portfolio.

Provisions for insurance, pension plan and capitalization

In December 2013, technical provisions for insurance, pension plans and capitalization grew by 9.7% (R$ 12.012 million), mainly due to: (i) an increase of R$ 9.034 million in technical provisions for VGBL plans; and (ii) an increase of R$ 1.446 million in technical provisions for PGBL plans.

In December 2012, technical provisions for insurance, pension plans and capitalization had a growth of 19.8% (R$ 20.564 million), mainly due to: (i) an increase of R$ 12.244 million in technical provisions for VGBL plans; and (ii) an increase of R$ 2.486 million in technical provisions for PGBL plans.

We also highlight that the main sources of fund raising: i) Deposits, ii) Debentures iii) Loans and onlendings; iv) Resources from issuance of securities; and v) Subordinated debts, are being commented in item 10.1 d).

Statement of Income

We present below the financial information for the fiscal years ended December 31, 2013, 2012 and 2011. It is noteworthy that, in order to promote better understanding, comparability and analysis of the results, we use the Managerial Statement of Income. For more information regarding managerial adjustments made, we suggest consulting the Market Release issued on July 03, 2009.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .25.

			R$ million
	2013	2012	2011
Net income - accounting	12,011	11,381	11,028
Extraordinary events	191	142	170
- Law 12865 / 13 (REFIS)	(1,950)	-
- Registration of tax credits	(462)	(1,389)	-
- Technical Provision - (increase)/decrease of real interest rate	(2,572)	2,116	-
- Realignment of Market Rates - NTNs	6,117	-
- Impairment of assets (1)	739	1,470	157
- Result of the extension of Securities maturities	-	(2,282)	-
- Full goodwill amortization – BERJ	-	1,156	-
- Others (2)	77	(561)	(107)
- Tax effects	(1,758)	(368)	120
Net income - adjusted	12,202	11,523	11,198
ROAE % (3)	17.7	19.0	21.0
ROAE (ADJUSTED) % (3)	18.0	19.2	21.3

(1)                In 2013, basically refers to the impairment of: (i) Securities - Stock classified under Available for Sale, in the amount of R$ 682 million, resulting from the adaptation of the historical value of the shares of stock at their fair value; and (ii) Other Assets, in the amount of R$ 57 million, resulting from the revaluation of the expected return on these assets; in 2012, basically refers to the impairment of: (i) Securities - Stock classified under Available for Sale, in the amount of R$ 890 million, resulting from the adaptation of the historical value of the shares of stock at their fair value; and (ii) Other Assets, in the amount of R$ 527 million, resulting from the revaluation of the expected return on these assets; and in 2011, basically refers to the impairment of: (i) Intangible Assets - Acquisition of Rights for the Provision of Banking Services, in the amount of R$ 157 million;

(2)                In 2013, basically includes: (i) expenses on civil provisions, in the amount of R$ 159 million; and (ii) reversals of operating provisions, net of constitutions, in the amount of R$ 82 million; in 2012, basically includes: (i) gain on disposal of shares of Serasa, in the amount of R$ 793 million; and (ii) other operating provisions, net of reversals, basically by civil provisions, in the amount of R$ 232 million; and in 2011, basically includes (i) other operating provisions substantially by civil provisions, in the amount of R$ 570 million; (ii) partial disposal of Ibi Promotora, in the amount of R$ 58 million; (iii) reversal of provision for tax risks in amount of R$ 2,126 million; (iv) additional allowance for doubtful accounts in the amount of R$ 1,006 million; and (v) provision for labor-related contingencies, in the amount of R$ 501 million, and

(3)                Annualized.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .26.

During the quarter, certain non-recurring events were recorded in our financial statements. Thus, to provide for better understanding and analysis of our performance, we adjusted our Book Net Income by excluding these events, composing our so-called Adjusted Net Income.

In October 2013, Law 12865/13 set forth the tax liability installment and cash payment program – Refis. Bradesco made a detailed evaluation of Organization’s tax claims and contingencies and, in November 2013, resolved to adhere to the program, basically for those claims challenging the mandatory payment of contribution for the Social Integration Program (PIS) and the Contribution for Social Security Financing (Cofins), referred to in Chapter I of Law 9718/98 levied on financial income generated by Organization’s financial institutions which had obtained writ of mandamus that suspended these payments. This adhesion resulted in a reversal of provision, net of tax effects, amounting to R$1,950 million. The proceedings involving other Organization companies that reclaim these payments or have escrow deposits are still under litigation.

Tax credits deriving from the investment acquisition operation were also recorded, amounting to R$462 million, given that they already comply with regulatory aspects and have effective perspectives of realization, in accordance with studies and analyses prepared by Management.

Also, in compliance with Susep Circular Letter 462/13, the Insurance Group began to adopt the risk-free yield curve (ETTJ) as discount rate of actuarial liability flow, which resulted in a net reversal of part of the technical reserves, totaling R$2,572 million. In the same period, we traded NTNs, given as collateral for technical reserves, in order to adjust these securities at market prices, in line with the new liability rates.

Lastly, we adjusted Bank’s available-for-sale NTNs at market value, through their trading in the market. All in all, although these and other non-recurring events have not caused significant net effect on income for the quarter and the year, they caused an important increase in Shareholders’ Equity. This makes us more prepared to implement Basel III and also will improve our future returns on said NTNs, which now reflect market’s current rates.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .27.

									R$ million
Consolidated managerial statement of income	2013	2012	2011	Vertical analysis %			Horizontal analysis
				2013	2012	2011	2013x2012		2012x2011
							R$	%	R$	%
Financial margin	43,286	43,793	39,321	100.0	100.0	100.0	(507)	(1.2)	4,472	11.4
- Interest	42,686	42,021	37,670	98.6	96.0	95.8	665	1.6	4,351	11.6
- Non-interest	600	1,772	1,651	1.4	4.0	4.2	(1,172)	(66.1)	121	7.3
Allowance for doubtful accounts	(12,045)	(13,014)	(10,237)	(27.8)	(29.7)	(26.0)	969	(7.4)	(2,777)	27.1
Gross income from financial operations	31,241	30,779	29,084	72.2	70.3	74.0	462	1.5	1,695	5.8
Income from insurance, pension plans and
capitalization bonds (1)	4,471	3,814	3,370	10.3	8.7	8.6	657	17.2	444	13.2
Banking services fees	19,786	17,512	15,223	45.7	40.0	38.7	2,274	13.0	2,289	15.0
Personnel Expenses	(13,061)	(12,186)	(11,061)	(30.2)	(27.8)	(28.1)	(875)	7.2	(1,125)	10.2
Other administrative expenses	(14,512)	(14,162)	(13,406)	(33.5)	(32.3)	(34.1)	(350)	2.5	(756)	5.6
Tax expenses	(4,381)	(4,139)	(3,664)	(10.1)	(9.5)	(9.3)	(242)	5.8	(475)	13.0
Income from equity interests in affiliates	43	148	144	0.1	0.3	0.4	(105)	(70.9)	4	2.8
Other operational revenues / expenses	(4,743)	(4,214)	(3,401)	(11.0)	(9.6)	(8.6)	(529)	12.6	(813)	23.9
Operating income	18,844	17,552	16,289	43.5	40.1	41.4	1,292	7.4	1,263	7.8
Non-operating income	(120)	(89)	3	(0.3)	(0.2)	-	(31)	34.8	(92)	-
Income tax and social contribution	(6,425)	(5,872)	(4,954)	(14.8)	(13.4)	(12.6)	(553)	9.4	(918)	18.5
Minority interest	(97)	(68)	(140)	(0.2)	(0.2)	(0.4)	(29)	42.6	72	(51.4)
Net income - adjusted	12,202	11,523	11,198	28.2	26.3	28.5	679	5.9	325	2.9
(1) Income from insurance, pension plans and capitalization bonds = Retained insurance premiums, pension plans and capitalization bonds - Changes in technical provisions for insurance,pension plans and capitalization bonds - Retained claims - Raffles and redemptions of capitalization bonds - Selling expenses on insurance, pension plans and capitalization bonds.

ROAE and ROAA	%			Change - p.p.
				Dec 2013 x	Dec 2012 x
	Dec 2013	Dec 2012	Dec 2011	Dec 2012	Dec 2011
ROAE (Adjusted) (1)	18.0	19.2	21.3	(1.2)	(2.1)
ROAA (Adjusted) (2)	1.4	1.4	1.6	-	(0.2)
(1) Return on average equity; and (2) Return on average assets.

In 2013, the adjusted net income totaled R$ 12,202 million, which represented an increase of 5.9%, or

R$ 679 million as compared to 2012. Return on Average Equity (ROAE) reached 18.0% in 2013. Return on Average Assets (ROAA) in the year 2013 remained stable at 1.4%.

The adjusted net income for the 2012 fiscal year was R$ 11,523 million, which represented an increase of 2.9%, or R$ 325 million as compared to 2011. Return on equity (ROAE) for 2012 fell 2.1 p.p., reaching 19.2%. Return on average assets (ROAA) for 2012 fell 0.2 p.p., reaching 1.4%.

We comment below on the main captions impacting the results for the last three fiscal years:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .28.

Financial margin

In 2013, financial margin totaled R$ 43.286 million, down 1.2% (R$ 507 million) compared to 2012, caused by the following factors: (i) the lower result of the "net non-interest income” in the amount of R$ 1.172 million, due to lower gains from market arbitrage; and partially offset by: (ii) the increase in income from operations that yield interest in the amount of R$ 665 million, resulting from the increase in business volume, particularly “Loans” and “Fund Raising”.

Financial margin for 2012 reached R$ 43.793 million, an increase of 11.4% (R$ 4.472 million) compared to 2011, as a result of the following factors: (i) growth in income from operations that yield interest in the amount of R$ 4.351 million, due to the increase in business volume, particularly “Loans” and “Securities/Other”; and (ii) higher income from the net “non-interest” income in the amount of R$ 121 million, due primarily to higher gains from “Insurance”, which is represented by the results with non-fixed income.

Allowance for doubtful accounts

In 2013, the expense on Provision for Loan Losses totaled R$ 12,045 million, down 7,4% (R$ 969 million) from the previous year, a result of reduced level of defaults in the last 12 months, even considering the 11,0% growth of loan operations – Bacen concept.

In 2012, the expense on Allowance for Doubtful Accounts (Loan Loss Provision), totaled R$ 13.014 million, an increase of 27.1% (R$ 2.777 million) compared to the previous year, due mostly to: (i) growth in volume of loan operations; and (ii) the behavior of delinquency in the period.

Result from Insurance, Pension Plan and Capitalization Operations

In 2013, the result from insurance, pension plan and capitalization operations reached R$ 4,471 million, recording an increase of 17.2%, or R$ 657 million as compared to the previous year.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .29.

In the comparison between 2013 and 2012, a 12.3% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This change was due to the performance of all segments, primarily “Health” and “Capitalization”, both with double-digit grew rates.

It should be pointed out that the adjusted net income for 2013 was R$3,740 million, with an increase of 4.3% as compared to the same period of the previous year. This change is a reflection of: (i) the 12.3% growth in billing; (ii) improved financial and equity result; and (iii) maintenance of loss ratios and administrative efficiency.

In 2012, the result from insurance, pension plan and capitalization operations reached R$ 3,814 million, recording an increase of 13.2%, or R$ 444 million as compared to the previous year.

In the annual comparison, a 17.7% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This increase was due to the performance of all segments, which recorded over a two-figure growth.

Adjusted net income for 2012 was R$ 3,587 million, with an increase of 12.1% as compared to the same period of the previous year. This change is a reflection of: (i) 17.7% growth in billing; (ii) focus on more profitable products; (iii) maintaining the loss ratio at the same levels as the previous year; (iv) improved equity income; and (v) reduction in general and administrative expenses, even with the increase with regard to collective bargaining agreement, which occurred in January 2012.

Banking Services Fees

In 2013, Revenues from Services reached R$ 19,786 million – an increase of 13.0% (R$ 2,274 million) in comparison with 2012, mainly provided by: (i) by the performance of the credit card segment credit, a result of increased billing and transactions made; (ii) growth of checking account revenue, due to the increase of business and checking account customer base, which showed a net increase of active 707,000 account holders in the period; (iii) the higher revenues from loan operations, resulting from the increased volume of contracted operations and operations of sureties and guarantees in the period; (iv) the increase of revenues from collections; (v) the increase in revenue from fund management whose average volume of funds raised and managed portfolios increased 8.3% in the period; and (vi) changes in revenue through management of consortia.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .30.

In 2012, Revenues from Services reached R$ 17,512 million – an increase of 15.0% (R$ 2,289 million) in comparison with 2011, mainly due to: (i) the performance of the credit card segment credit, a result of increased billing and transactions made; (ii) growth of checking account revenue, due to the increase of business and checking account customer base, which showed a net increase of active 583,000 new accounts in the period; (iii) the increase in revenue from fund management, whose volume of funds raised and portfolios managed grew 31.7% in the period; (iv) higher gains from operations on the capital market (underwriting / financial advisory services); (v) increase in revenue from collections; and (vi) higher revenues from loan operations, resulting from the increased volume of contracted operations and of sureties and guarantees in the period.

Personnel Expenses

In 2013, Expenses on Personnel reached R$ 13,061 million, an increase of 7.2% (R$ 875 million) compared to 2012, primarily due to: (i) the amount of R$ 570 million (or 5.8%), in the “structural” portion, mostly related to the increase in expenses on salaries, social charges and benefits, impacted by increases in salary level, as per the collective bargaining agreements of 2012 and 2013 (increases of 7.5% and 8.0%, respectively); and (ii) the “non-structural” portion of R$ 305 million, due mainly to higher expenses on: (a) provision for labor-related lawsuits; and (b) profit sharing for managers and employees (PLR).

In 2012, Expenses on Personnel reached R$ 12.186 million, an increase of 10.2% (R$ 1.125 million), compared to the previous year, due mainly to the increase in the “structural” portion in relation to increased expenses on salaries, social charges and benefits, due to: (i) wage increases as per the collective bargaining agreements of 2011 and 2012; and (ii) net increase in number of employees, concentrated in the 2nd half of 2011, stemming from organic growth.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .31.

Administrative Expenses

In 2013, administrative expenses totaled R$ 14,512 million, an increase of 2,5% (or R$ 350 million), due to strong cost control through the coordinated actions of our Efficiency Committee. Also noteworthy is the following: (i) the expansion of 3,819 Service Points in the period, for a current total of 72,736 Service Points on December 31, 2013; (ii) the increased volume of business and services in the period; (iii) contractual adjustments; and (iv) the behavior of inflation rates in the past 12 months, by the IPCA and IGP-M price indexes, which reached 5.9% and 5.5%, respectively.

In 2012, administrative expenses totaled R$ 14,162 million, an increase of 5.6% (R$ 756 million), due primarily to higher expenses on: (i) growth of the volume of business and services in the period; (ii) contractual adjustments; and (iii) organic growth, starting in the 2nd half of 2011, with the expansion of 9,196 Service Points, highlighting the increase of 8,214 “Bradesco Expresso,” totaling 68,917 Service Points on December 31, 2012; partially offset by the lower expenses on: (iv) third-party services; and (v) advertising/PR.

Tax Expenses

Increases in Tax expenses for both the comparative period between 2013 and 2012 and the period between 2012 and 2011 are basically due to the higher expenses on service tax and taxes on income (ISS/PIS/COFINS), arising from the rise in tax revenues, particularly, in the financial margin and banking services fees in these periods.

Other Operating Revenues and Expenses

In the year over year comparison, other operating expenses, net of other operating income, showed a variation of R$ 529 million, mainly reflecting higher expenses on: (i) establishment of operating reserves, particularly for civil contingencies; and (ii) amortization of intangible assets.

 In the comparison between 2012 and 2011, the 23.9% (R$ 813 million) increase in other operating expenses, net of other operating income, originated primarily from: (i) higher costs of establishing operational provisions, particularly tax and legal contingencies; (ii) miscellaneous losses; and (iii) higher expenses on amortization of intangible assets by the acquisition of banking rights.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .32.

10.2 - Operating and Financial Income

Directors should comment:

a)  results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating revenues, which grew by 5.2% in 2013 as compared to 2012, with an emphasis on: (i) revenue from services; and (ii) revenues from withheld premiums of insurance, pension plans and capitalization. In the comparison between 2012 and 2011, the main operating revenue grew by R$ 11.305 million (7.9%), impacted mainly by the increase in: (i) revenues from withheld premiums of insurance, pension plans and capitalization; (ii) revenues from loan and leasing operations; and (iii) revenues from services.

									R$ million
Main operating revenues	2013	2012	2011	Vertical analysis %			Horizontal analysis
				2013	2012	2011	2013x2012		2012x2011
							R$	%	R$	%
Loan and lease operations	48,499	47,737	44,952	29.8	30.9	31.4	762	1.6	2,785	6.2
Income from securities, derivatives and foreign exchange operations	31,479	29,540	28,851	19.4	19.1	20.2	1,939	6.6	689	2.4
Financial results from insurance, pension funds and capitalization bonds	9,888	11,690	10,522	6.1	7.6	7.4	(1,802)	(15.4)	1,168	11.1
Results from compulsory deposits	3,139	3,836	6,142	1.9	2.5	4.3	(697)	(18.2)	(2,306)	(37.5)
Sale or transfer of financial assets	223	116	84	0.1	0.1	0.1	107	92.2	32	38.1
Income from financial operations	93,228	92,919	90,551	57.4	60.2	63.3	309	0.3	2,368	2.6
Insurance retained premiums, pension plans and capitalization	49,526	44,011	37,363	30.5	28.5	26.1	5,515	12.5	6,648	17.8
Banking services fees	19,786	17,512	15,223	12.2	11.3	10.6	2,274	13.0	2,289	15.0
Total main operating revenues	162,540	154,442	143,137	100.0	100.0	100.0	8,098	5.2	11,305	7.9

Loan operations and leasing

Income from loan and leasing operations, the comparison between the 2013 and 2012 balances, increased 1.6%, or R$ 762 million, whereas in the comparison between 2012 and 2011, the increase was R$ 2,785 million or 6.2%, and these variations arise from the growth of our loan portfolio, and we break down below products and customers (Individuals and corporate):

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .33.

Individual	R$ million			Vertical analysis %			Horizontal analysis
	Dec 2013	Dec 2012	Dec 2011	Dec 2013	Dec 2012	Dec 2011	Dec2013xDec2012		Dec 2012 x Dec 201
							R$	%	R$	%
Consumer loans / Vehicle leasing	27,251	31,099	32,986	20.8	26.5	30.4	(3,848)	(12.4)	(1,887)	(5.7)
Payroll Advance Loans	26,786	20,757	17,807	20.5	17.7	16.4	6,029	29.0	2,950	16.6
Credit card	23,915	20,921	18,633	18.3	17.8	17.1	2,994	14.3	2,288	12.3
Personal Loans	16,476	15,041	13,212	12.6	12.8	12.2	1,435	9.5	1,829	13.8
Real estate financing	13,602	10,060	7,248	10.4	8.6	6.7	3,542	35.2	2,812	38.8
Rural Loans	8,393	6,927	6,641	6.4	5.9	6.1	1,467	21.2	286	4.3
BNDES/Finame onlending	6,803	5,775	5,336	5.2	4.9	4.9	1,028	17.8	439	8.2
Overdraft	3,313	2,989	2,746	2.5	2.5	2.5	324	10.8	243	8.8
Endorsements and sureties	187	683	856	0.1	0.6	0.8	(496)	(72.6)	(173)	(20.2)
Others	4,025	3,289	3,206	3.1	2.8	3.0	736	22.4	83	2.6
Total	130,750	117,540	108,671	100.0	100.0	100.0	13,210	11.2	8,869	8.2

In the comparison between the 2013 and 2012 balances, loan operations for Individuals recorded an increase of 11.2%, mainly the products: (i) real estate financing; and (ii) payroll advance loans.

In the comparison between the 2012 and 2011 balances, operations with credit risk to Individuals recorded an increase of 8.2%, and the types which most contributed to this increase were as follows: (i) real estate financing; and (ii) payroll advance loans.

Legal Entity	R$ million			Vertical analysis %			Horizontal analysis
	Dec 2013	Dec 2012	Dec 2011	Dec 2013	Dec 2012	Dec 2011	Dec 20123 x Dec 2012		Dec 2012 x Dec 2011
							R$	%	R$	%
Working capital	45,599	44,811	41,863	15.4	16.7	17.7	788	1.8	2,948	7.0
BNDES/Finame onlending	33,740	29,929	30,062	11.4	11.2	12.7	3,811	12.7	(133)	(0.4)
Foreign operations	32,003	25,243	22,659	10.8	9.4	9.6	6,760	26.8	2,584	11.4
Real estate financing – Corporate plan	15,870	12,674	9,253	5.4	4.7	3.9	3,196	25.2	3,421	37.0
Export financing	15,366	12,023	9,824	5.2	4.5	4.1	3,343	27.8	2,199	22.4
Credit card	13,325	13,942	13,533	4.5	5.2	5.7	(617)	(4.4)	409	3.0
Escrow account	10,410	9,793	9,670	3.5	3.7	4.1	617	6.3	123	1.3
Vehicles – Consumer loans	7,984	7,088	5,443	2.7	2.6	2.3	896	12.6	1,645	30.2
Rural Loans	5,258	4,653	4,395	1.8	1.7	1.9	605	13.0	258	5.9
Leasing	5,024	6,190	7,325	1.7	2.3	3.1	(1,166)	(18.8)	(1,135)	(15.5)
Endorsements and sureties	67,399	59,228	47,624	22.7	22.1	20.1	8,171	13.8	11,604	24.4
Operations with credit risk – commercial portfolio (1)	33,104	30,874	23,798	11.2	11.5	10.0	2,230	7.2	7,076	29.7
Others	11,440	11,542	11,605	3.9	4.3	4.9	(102)	(0.9)	(63)	(0.5)
Total	296,523	267,989	237,053	100.0	100.0	100.0	28,534	10.6	30,936	13.1
(1) Including operations with debentures and promissory notes.

In the comparison between the 2013 and 2012 balances, loan and loan operations to corporate customers recorded an increase of 10.6%, and noteworthy were as follows: (i) export financing; and (ii) real estate financing – corporate plan.

In operations with credit risk to corporate customers, an increase of 13.1% was recorded in the comparison between the 2012 and 2011 balances. The major highlights were the modalities: (i) real estate financing - corporate plan; and (ii) export financing.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009 .34.

Income from Securities, Derivatives and Foreign Exchange Operations

In the comparison between the 2013, 2012 and 2011 balances, the variations recorded in income from securities refer to the higher volume of operations with fixed-income securities.

Result from Compulsory Deposits

In the comparison between the balances of 2013 and 2012, the 18.2% reduction in revenues resulted primarily from the 7.9% decrease in the balance of time deposits.

In the comparison between the balances of 2012 and 2011, the 37.5% reduction in revenues resulted primarily from the decrease: (i) of 16.2% in time deposits; and (ii) interest rates (Selic).

Income from Insurance retained Premiums, Pension Plans and Capitalization, and Banking Services Fees

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Directors report that no factors have occurred that might significantly affect the company’s operating results in the last three fiscal years other than those described in item 10.1 h and 10.2.a. i.

b)  variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Directors report that there were no significant variations in the issuer’s financial revenues or income attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended on December 31, 2013, 2012 and 2011.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .35.

c)   impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian real  depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in USD and foreign currency borrowings, in such a way that the cost in BRL of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the USD, when the revenue from these assets measured in BRL increases. Conversely, when the Brazilian real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

In 2013, the financial “interest” rate increased 1.6%, from R$ 37,670 million in 2012 to R$ 42,021 million in 2013. The increase of R$ 665 million in the income from interest transactions resulted mainly due to the increased business volume, and noteworthy were “Loans” and “Funding”. It is noteworthy that the interest rate (CDI) increased from 8.40% in 2012 to 8.06% in 2013.

In 2012, the financial “interest” rate increased 11.6%, from R$ 37,670 million in 2011 to R$42,021 million in 2012. The increase of R$ 4,351 million in the income from interest transactions resulted mainly due to the increased business volume, and noteworthy were “Loans” and “Securities/Other.” It is worth mentioning that the interest rate (CDI) decreased from 11.6% in 2011 to 8.4% in 2012, and this decrease provided smaller gains in “Funding” margins.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .36.

10.3 - Events with Significant Effects (occurred and expected) on Financial Statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)    introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)      creation, acquisition or sale of equity interest

In the period, there was no acquisition or disposal of equity interest that produced or will produce significant effects on the financial statements.

c)     unusual event or operations

In the period there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in item 10.1.h, that caused or are expected to cause significant impacts on its results.

10.4 - Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Directors should comment:

a)    significant changes in accounting practices

Directors report that no significant changes were made to the accounting practices we use in the fiscal years ended December 31, 2013, 2012 and 2011.

b)    significant effects of changes in accounting practices

The Directors of Banco Bradesco highlight that, although there have been no significant changes in our accounting practices, it is noteworthy that, unlike the other publically-traded companies that are already using all of the “CPCs”, financial institutions use eight of the technical accounting pronouncements issued by Brazil’s Accounting Pronouncements Committee (CPC), which were approved by the National Monetary Council (CMN). The other CPC pronouncements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .37.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting pronouncements or if their adoption will be prospectively or retrospectively.

The eight CPC accounting pronouncements approved by the National Monetary Council were as follows:

•        Resolution 3566/08 – Asset impairment (CPC 01);

•        Resolution 3604/08 – Statement of cash flows (CPC 03);

•        Resolution 3750/09 – Related party disclosures (CPC 05);

•        Resolution 3823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);

•        Resolution 3973/11 – Subsequent events (CPC 24);

•        Resolution 3989/11 – Share-based payment (CPC 10);

•        Resolution 4007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23); and

•        Resolution 4144/12 – Basic conceptual pronouncement (R1).

c)     Reservations and emphases in the auditor’s opinion

There were no disclaimers and emphases on the report of the independent auditors.

10.5 - Critical Accounting Policies

Directors should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and accordingly, the Bank’s financial position.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .38.

Our Directors believe that the Banco Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in the comparison with effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for doubtful accounts

The allowance for doubtful accounts is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Central Bank of Brazil, together with the appraisals carried out by Management upon calculation of credit risks.

At the end of each period, the allowance for doubtful accounts is adjusted based on an analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

In view of its nature, the definition of the allowance for doubtful accounts requires us to make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the estimate of the probable losses, including which methodology we will adopt for measuring the historical delinquency rates and which historical period we will take into account to carry out such measurements. Other factors that may affect our judgment to set the amount regarding the allowance for doubtful accounts include as follows:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .39.

•        Brazilian general economic conditions and relevant conditions in the sector;

•        previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•        credit quality trends;

•        values loan securities;

•        volume, composition and growth of our portfolio;

•        the Brazilian government’s monetary policy; and

•        any delays in receiving information necessary to evaluate operations or confirm existing impairment.

We use models to help us analyze our portfolios and define the required amount of the provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

The classification of securities and derivatives occurs in three categories: for trading, available for sale, and held to maturity. This classification is based on the Management’s intent, on the date the securities are acquired, of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how we classify them upon their acquisition.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .40.

Changes in the economic environment may alter our strategy in relation to a particular security, which will require a transfer between categories.

Evaluation of Securities and Derivatives

Financial instruments recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. Fair value is defined as the amount by which a position could be transacted with a party aware of the issue and willing to negotiate, with no favoritism.

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .41.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Tax Income and Social Contribution

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, our evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves evaluations and assumptions the origin of which is uncertain. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over the time as a result of unforeseen events or circumstances, and thereby change our judgment at the determination of the amount of our fiscal liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained under examination, even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available for sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment.  When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .42.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical provisions for insurance, pension plan and capitalization

Technical provisions are liabilities representing estimates of the amounts to be due in a certain point in the future in favor of our customers, stakeholders, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. However, significant changes in the experiences or assumptions may compel us to establish a provision for expected future losses on a product, establishing provisions for insufficient premiums or contributions. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

For insurance, future claims to be paid include provisions for group and individual life, health, contingency, liability and damage insurance. These benefits are computed using actuarial hypotheses for mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. Liabilities recognized for claims include provisions for incurred but not reported claims and provisions for unsettled claims. We recognize claims as they occur. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such indemnities. We determine the liability amount through actuarial methods based on history of claim payments to estimate claim liabilities. Methods to determine such estimates and establish the values of the technical provisions are reviewed and updated on a regular basis. The resulting adjustments are recognized in income for the respective period.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .43.

For pension plans, future benefits to be paid to participants or their beneficiaries include provisions for retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization operations, future payments to our customers include provisions for redemptions and raffles. These are calculated on the monetarily adjusted nominal values of the securities.

Accounting provisions and contingent liabilities

We make accounting provisions taking into consideration our legal advisors’ opinion, the nature of proceedings, their similarity with previous proceedings, their complexity and the Court’s award, whenever the loss is considered likely to occur, which would lead to a possible allocation of funds to settle the obligations, and when related amounts are quite securely measurable.

Contingent liabilities classified as eventual losses are not recognized for accounting purposes and should only be mentioned in explanatory notes when they are individually significant, while those classified as remote loss require no provisions or disclosure.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)       the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)       the need to disclose claims or events occurred after the date of financial statements, but before their publication.

10.6 - Internal Controls relating to Preparation of Financial Statements – Levels of Efficiency and Deficiency and Recommendations in the Auditor’s Report

In relation to internal controls used to ensure that reliable financial statements are prepared, the directors should comment:

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .44.

a)           the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

The effectiveness of the Organization’s internal controls is supported by qualified professionals, well defined and implemented processes, and technology compatible with business needs.

The Policy on Internal Controls and Compliance and the Standard on the Internal Control System are aligned with the main control frameworks, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission, and COBIT – Control Objectives for Information and Related Technology, which respectively cover aspects Business and Technology, in compliance with good practices, regulations, and applicable laws.

The existence, effectiveness and execution of the controls that assure acceptable levels of risk in the Organization’s processes are certified by the Department of Internal Controls and Compliance, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the aim to provide reasonable assurance regarding the proper conduct of business and to achieve the established objectives in accordance with external laws and regulations, internal policies, standards and procedures, as well as applicable self-regulation and codes of conduct.

In light of the foregoing, Management assessed the effectiveness of the internal controls related to the consolidated financial statements on December 31, 2013, and concluded with a reasonable degree of certainty that the internal controls are effective and efficient to assure the integrity of the information, and no significant deficiencies or material weaknesses have been identified.

b)  deficiencies and recommendations on internal controls included in the independent auditor’s report

In view of our stock of knowledge and the studies conducted by the independent auditor to assess our internal controls structure, designed to ensure the adequacy of Bradesco’s financial statements, the auditor’s report contains no faults or recommendations in relation to internal controls that could significantly affect our financial statements.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .45.

10.7 - Use of Proceeds from Public Offerings for Distribution and any Deviations

If the issuer has made a public offering for distribution of securities, the directors should comment:

a)       how funds derived from the offering were used;

b)       whether there were important deviations between the effective application of funds and the proposed application disclosed in leaflets on the respective distribution

c)        if deviations occurred, the reasons for such deviations

There were no public offerings of distribution of securities in the years ended 2013, 2012 and 2011.

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .46.

10.8 - Material Items not shown in Financial Statements

Directors should describe material items not shown in the issuer’s financial statements, and state:

a)      assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities; iii) agreements for the future purchase and sale of products or services; iv) agreements for constructions in progress; v) agreements for future receipt of financing;

b)      other items omitted from the financial statements

No significant items were omitted from the accounting statements.

10.9 - Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.8, the directors should comment:

a)      how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

b)      nature and purpose of operation

c)       nature and amount of obligations and rights generated for the issuer under the operation

No significant items were omitted from the accounting statements.

10.10 - Business Plan

Directors should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)      investments, including: i) quantitative and qualitative description of the investments in progress and expected investments; ii) sources of investment financing; iii) relevant divestitures in progress and expected divestitures;

In 2013, Bradesco continued to invest in the expansion of its network, taking the total number of points of service to 72,736 (in addition to branches, this total includes: service branches (local acronym PAs); ATMs (local acronym PAEs); ATMs outside our own network; the shared network of pooled ATMs; Bradesco Expresso POSs; Bradesco Sales Promotion, and foreign branches or subsidiaries).

Directors/officers' comments on the Company in terms of Reference Form Item 10, pursuant CVM Instruction No. 480 of December 7, 2009                         .47.

Funding for the above-mentioned investments was sourced from the Organization’s own working capital, primarily shareholder equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

			R$ million
	2013	2012	2011
Infrastructure	501	718	1,087
Information Technology / Telecommunication	4,341	3,690	3,241
Total	4,842	4,408	4,328

b)      if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)       new products and services, indicating: i) description of the research in progress that has already been disclosed; ii) total amounts spent by the issuer in research for the development of new products and services; iii) projects in progress that have already been disclosed; iv) total amounts spent by the issuer in the development of new products and services

There are no new significant products and services, individually.

10.11 - Other Factors Material Affecting Operational Performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors which could materially affect our operational performance that have not been mentioned in this section.

Proposal of Banco Bradesco S.A.’ parent companies to elect the Board of Directors’ members, to be submitted to the resolution of other shareholders at the Annual Shareholders’ Meeting to be cumulatively held with the Special Shareholders’ Meeting on March 10, 2014, at 4 p.m.

Dear Shareholders,

The parent companies of Banco Bradesco S.A., Cidade de Deus - Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit, to examination and resolution, proposal to elect the Board of Directors’s members.

Pursuant to Article 8 of the Company’s Bylaws, the Board of Directors comprises 6 (six) to 9 (nine) members, all serving a 1 (one) year term of office.

Therefore, they propose:

a) to reelect the following members: Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, RG (Identity Card) 1.110.377-2/SSP-SP, CPF (Individual Taxpayer’s ID) 004.637.528/72; Antônio Bornia, Brazilian, widower, bank employee, RG (Identity Card) 11.323.129-5/SSP-SP, CPF (Individual Taxpayer’s ID) 003.052.609/44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, RG (Identity Card) 3.076.007-0/SSP-SP, CPF (Individual Taxpayer’s ID) 113.119.598/15; João Aguiar Alvarez, Brazilian, married, agricultural engineer, RG (Identity Card) 6.239.718-7/SSP-SP, CPF (Individual Taxpayer’s ID) 029.533.938/11; Ms. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, RG (Identity Card) 5.700.904-1/SSP-SP, CPF (Individual Taxpayer’s ID) 032.376.698/65; Messrs. Luiz Carlos Trabuco Cappi, Brazilian, widower, bank employee, RG (Identity Card)  5.284.352-X/SSP-SP, CPF (Individual Taxpayer’s ID) 250.319.028/68; Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, RG (Identity Card) 6.448.545/SSP-SP, CPF (Individual Taxpayer’s ID) 021.698.868/34; and Milton Matsumoto, Brazilian, married, bank employee, RG (Identity Card) 29.516.917-5/SSP-SP, CPF (Individual Taxpayer’s ID) 081.225.550/04, all of them domiciled in Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900; and

b) to elect Mr. José Alcides Munhoz, Brazilian, married, bank employee, RG (Identity Card) 50.172.182-4/SSP-SP, CPF (Individual Taxpayer’s ID) 064.350.330/72, domiciled in Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900.

All the appointed members:  1) will have their names submitted to the approval of the Brazilian Central Bank; 2) will have a 1 (one) year term of office, extending up to the investiture of new Board Members to be elected in the 2015 Annual Shareholders’ Meeting; 3) declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Proposal of Banco Bradesco S.A.’ parent companies to elect the Board of Directors’ members, to be submitted to the resolution of other shareholders at the Annual Shareholders’ Meeting to be cumulatively held with the Special Shareholders’ Meeting on March 10, 2014, at 4 p.m.

Considering the provisions of CVM Instructions # 165, of December 11, 1991, and # 282, of June 26, 1998, in order to request the adoption of the multiple vote process for the election of the members of the Company’s Board of Directors, the petitioning shareholders shall represent a minimum of five 5% (five percent) of the voting capital, provided they make said request in writing to the Company, at least 48 hours before the date of the Shareholders’ Meeting.

Voting by means of the multiple vote process will be done by granting to each share the amount of votes as there are members of the Board of Directors to elect, and shareholder may cast all their votes in a single candidate or distribute them among several candidates. In this process, candidates will be nominated and elected individually, with the respective names registered with the Presiding Board.

Cidade de Deus, Osasco, SP, February 3, 2014

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

Further Information on the Board of Directors’ Members

Résumés of the Candidates Appointed to the Board of Directors - Information pursuant to items 12.6 to 12.10 and 12.12 of the Reference Form of CVM Instruction # 480, as of 12.7.2009

Lázaro de Mello Brandão

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Lázaro de Mello Brandão
b. age: 87 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 004.637.528/72
e. position held: Chairman of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.
i. other positions or functions held at Bradesco: Member of the Remuneration Committee (statutory), holding the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones[22].

See item 12.6.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. résumé with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                  position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Member) . In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

Further Information on the Board of Directors’ Members

•                  the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Member). In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company: Bradespar S.A.

•                position and functions inherent to the position: Chairman of the Board of Directors (Non-Executive Member). In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family.

Further Information on the Board of Directors’ Members

ii. indicate all management positions in exercise or exercised in publicly-held companies

Banco Bradesco S.A.

1.15.1971- Executive Officer

9.12.1977 – Executive Vice-President

1.8.1981 – Chief Executive Officer

3.10.1982 – Chief Executive Officer and Vice-Chairman of the Board of Directors

2.12.1990 to 3.10.1999 – Chief Executive Officer

since 2.12.1990 – Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

2.14.1978 - Officer

3.30.1981 – Executive Vice-President

4.23.1981 – Chief Executive Officer

3.23.1982 to 10.27.1989 – Vice-Chairman of the Board of Directors

9.28.1990 to 4.14.1999 – Chief Executive Officer

since 9.28.1990 – Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.1999 to 4.25.2003 – Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.15.1997 to 4.07.1998 – Chief Executive Officer

12.16.1997 to 6.29.1998 – Chairman of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Chairman of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 – Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 – Chairman of the Board of Directors (on

6.11.2012 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

8.26.1964 - Officer

2.09. 1978 - Executive Vice President

4.15. 1981 – Chief Executive Officer

3.23. 1982 – Chief Executive Officer and Vice Chairman of the Board of Directors and Control

3.29. 1990 to 11.04.1992 - Chief Executive Officer and Chairman of the Board of Directors and Control

Further Information on the Board of Directors’ Members

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 – Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.26.1997 to 4.30.1998 – Chief Executive Officer

12.29.1997 to 4.29.2003 – Chairman of the Board of Directors (on

6.30.1998 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 – Chairman of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.1999 to 7.28.2000 – Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled CVM)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Chairman of the Board of Directors

Bradesplan Participações S.A.

3.08.1984 to 4.30.1999 – Chief Executive Officer

12.28.1998 to 4.26.2006 – Chairman of the Board of Directors (on 2.07.2006 the CVM registration was canceled)

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Chairman of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.1998)

1.23.1998 to 4.30.1998 – Chairman of the Board of Directors and Chief Executive Officer

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 – Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.1989 to 4.28.2004 – Chairman of the Board of Directors (on

8.12.1992 the CVM registration was canceled)

SID Informática S.A.

12.11.1984 to 9.13.1985 – Member of the Board of Directors

4.30.1987 to 6.26.1987 - Member of the Board of Directors

SID-Microeletrônica S.A.

6.27.1986 to 6.26.1987 - Member of the Board of Directors

Further Information on the Board of Directors’ Members

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Lázaro de Mello Brandão holds a degree in Economy and Bussiness Adminsitration.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of 12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.      name: Mr.  Lázaro de Mello Brandão

b.      position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	Tenure ended in October	Direct	-	-	-
Banco Bradesco Europa S.A.	05.720.915/0001-95	Chairman of the Board of Directors	Tenure ended in September	Direct	-	-	-	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Mr.  Lázaro de Mello Brandão

b.        position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Further Information on the Board of Directors’ Members

Antônio Bornia

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Antônio Bornia
b. age: 78 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passaport number: CPF 003.052.609/44
e. position held: Vice Chairman of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.
i. other positions held at Bradesco: Member of the Remuneration Committee (Statutory).
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

Further Information on the Board of Directors’ Members

•                position and functions inherent to the position: Vice Chairman of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradespar S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors (Non-Executive Member) , whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family

• company: Banco Espírito Santo, S.A.

Further Information on the Board of Directors’ Members

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors from 4.23.2010 to 3.26.2012, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Silchester International Investors Limited

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.29.1975 – Deputy Officer

4.26.1979 - Officer

6.08.1981 – Executive Vice President

since 3.10.1999 – Vice Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.23.1982 - Officer

since 3.27.1996 – Vice Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Vice Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.1999 to 4.25.2003 - Vice Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.16.1997 to 6.29.1998 – Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Vice Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 – Member of the Board of Directors

7.01.2004 to 8.30.2004 - Vice Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.08.2012 - Vice Chairman of the Board of Directors (on

06.11.2012 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.04.1992)

11.24.1981 to 11.04.1992 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.29.1997 to 4.28.1999 – Member of the Board of Directors (on 6.30.1998 the CVM registration was canceled.)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Vice Chairman of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.1999 to 7.28.2000 - Vice Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled.)

Further Information on the Board of Directors’ Members

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 - Vice Chairman of the Board of Directors

Bradesplan Participações S.A.

3.10.1982 - Officer

4.30.1999 to 4.26.2006 – Vice Chairman of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

Brasmotor S.A.

4.25.1996 to 4.07.1998 – Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 - Vice Chairman of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.1998)

1.23.1998 to 4.30.1998 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.1989 to 4.29.1999- Member of the Board of Directors (on 8.12.1992 the CVM registration was canceled.)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.

Further Information on the Board of Directors’ Members

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Antônio Bornia holds a secondary degree.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of 12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.         Name:  Mr. Antônio Bornia

b.        Position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	Tenure ended in October	Direct	-	-	-
Banco Bradesco Europa S.A.	05.720.915/0001-95	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Securities Hong Kong Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.         name: Mr.  Antônio Bornia

b.        position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct
Fundação Bradesco	60.701.521/0001-06	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Executive Vice President	-	Direct	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Further Information on the Board of Directors’ Members

Mário da Silveira Teixeira Júnior

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Mário da Silveira Teixeira Júnior
b. age: 67 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 113.119.598/15
e. position held: Member of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.
i. other positions or functions held at Bradesco: Member of the Remuneration, Compliance and Internal Control Committees (Statutory). In this last Committee he holds the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Further Information on the Board of Directors’ Members

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A.:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company: Bradespar S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family

• company: Vale S.A.

•                position and functions inherent to the position: Vice-Chairman of the Board of Directors and member of the Strategic Committee, whose assignments of Board member are the same as those of the Board of Directors set out in law and the Bylaws of the company; and as a member of the Strategic Committee, issue opinions on: strategic guidelines and Vale’s strategic plan proposed, annually, by the Board of Executive Officers; Vale’s annual and multiannual investment budgets proposed by the Board of Executive Officers to the Board of Directors; investment opportunities and/or disinvestment proposals by the Board of Executive Officers to the Board of Directors; mergers, split and incorporation processes in which Vale and its subsidiaries are parties, as well as on acquisitions of shareholdings proposed by the Board of Executive Officers to the Board of Directors.

Further Information on the Board of Directors’ Members

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Iron ore extraction.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd.; BNDES Participações S.A.

• company: Banco Espírito Santo de Investimento, S.A.

•                position and functions inherent to the position: Sitting Member of the Board of Directors from 3.26.2002 to 3.16.2009, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws: to manage the Company’s activities and fully represent it in and out of court.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.1984 – Department Officer

3.12.1992 – Executive Managing Officer

3.10.1998 – Executive Vice President

3.10.1999 to 7.16.2001 – Member of the Board of Directors

since 3.14.2002 - Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.27.1992 to 3.26.1997 - Officer

3.26.1998 - Officer

since 3.30.1998 - Member of the Board of Directors

Bradespar S.A.

3.30.2000 - Member of the Board of Directors

7.16.2001 to 3.14.2002 – Chief Executive Officer

since 4.30.2002 - Member of the Board of Directors

Vale S.A. (former Companhia Vale do Rio Doce)

4.16.2003 - Member of the Board of Directors

since 5.21.2003 – Vice Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.1999 to 7.16.2001 - Member of the Board of Directors

(on 12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

4.07.1998 to 6.29.1998 - Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

4.22.2002 to 4.24.2003 - Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 - Member of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 - Member of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.03.2011 to 10.8.2012 - Member of the Board of Directors (on

06.11.2012 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

3.30.1992 to 11.04.1992 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.1998 to 7.16.2001 - Member of the Board of Directors (on 6.30.1998 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Member of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.1999 to 7.28.2000 - Member of the Board of Directors (on

6.20.2000 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 7.16.2001 - Member of the Board of Directors

4.17.2002 to 4.30.2003 - Member of the Board of Directors

Bradesplan Participações S.A.

3.20.1998 - Officer

4.30.1999 - Member of the Board of Directors

7.17.2001 to 3.14.2002 – Chief Executive Officer

4.30.2002 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

COFAP - Companhia Fabricadora de Peças

6.24.1996 to 10.24.1997 - Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

11.18.1997 to 4.24.2000 - Member of the Board of Directors

8.02.2001 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Piratininga de Força e Luz

4.30.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Siderúrgica Nacional - CSN

3.1.1996 to 4.25.2000 – Sitting Member of the Board of Directors

CPFL Energia S.A.

8.30.2001 - Member of the Board of Directors

4.30.2003 to 4.28.2006 – Sitting Member of the Board of Directors

CPFL Geração de Energia S.A.

8.02.2001 - Member of the Board of Directors

4.29.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Member of the Board of Directors

Net Serviços de Comunicação S.A.

2.05.1998 to 4.25.2000 – Deputy Member of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Further Information on the Board of Directors’ Members

Rio Grande Energia S.A. 12.09.1997 to 4.27.2000 – Deputy Member of the Board of Directors

São Paulo Alpargatas S.A.

3.29.1996 - Member of the Board of Directors

2.03.1997 to 4.14.1999 – Sitting Member of the Board of Directors

Scopus Tecnologia S.A.

4.30.1992 to 2.16.1994 - Member of the Board of Directors (on 8.12.1992 the CVM registration was canceled)

Tigre S.A. Tubos e Conexões

4.14.1997 to 4.14.1998 – Sitting Member of the Board of Directors

VBC Energia S.A. (ex-Serra da Mesa Energia S.A.)

3.21.1997 to 4.25.2000 - Member of the Board of Directors

11.07.2001 – Chairman of the Board of Directors

11.14.2003 to 4.28.2005 - Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. Mário da Silveira Teixeira Júnior holds a degree in Civil Engineering and Business Administration from Universidade Presbiteriana Mackenzie.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.    name:  Mr. Mário da Silveira Teixeira Júnior

b.    position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Tenure ended in October	Direct	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name:  Mr. Mário da Silveira Teixeira Júnior

b.    position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

João Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Aguiar Alvarez
b. age: 53 years old
c. profession: Agronomist Engineer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 029.533.938/11
e. position held: Member of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

Further Information on the Board of Directors’ Members

• company: Bradespar S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Aguiar Family.

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, from April 19, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of the issuer: Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.              (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

Mr. João Aguiar Alvarez is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. João Aguiar Alvarez is graduated in Agronomy from Faculdade Pinhalense de Ensino - Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. João Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.         name: Mr.  João Aguiar Alvarez

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Further Information on the Board of Directors’ Members

Denise Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Denise Aguiar Alvarez
b. age: 56 years old
c. profession: Educator
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 032.376.698/65
e. position held: Member of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

Further Information on the Board of Directors’ Members

• company: Bradespar S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Others:

Família Aguiar.

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since July 18, 1988, she started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on 2.07.2006 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of Bradesco: Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.              (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Ms. Denise Aguiar Alvarez is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Ms. Denise Aguiar Alvarez is graduated in Pedagogy from PUC - Pontifícia Universidade Católica de São Paulo, with Master Degree in Education from New York University - USA.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Ms. Denise Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.            name: Ms.  Denise Aguiar Alvarez

b.       position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Further Information on the Board of Directors’ Members

Luiz Carlos Trabuco Cappi

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos Trabuco Cappi
b. age: 62 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 250.319.028/68
e. position held: Member of the Board of Directors and Chief Executive Officer
f. election date: 3.11.2013
g. inauguration date: Board of Directors on 4.17.2013 and Board of Executive Officers on 5.15.2013

h.              term of office: Board of Directors: one (1) year extending to the entrance into office of new members to be elected by the Annual General Meeting in 2014; Executive Board: one (1) year extending to the entrance into office of new members to be elected by the 1st Board of Directors Meeting to be held after the Annual General Meeting in 2014.

i.                other positions held at the issuer: Member of the Remuneration Committee (Statutory). He is also Member of the Executive Committees: Strategic Planning, and of the People Management and Human Resources, being Coordinator in the last two Committees.

j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Executive Member) and CEO, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

Further Information on the Board of Directors’ Members

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Member of the Board of Directors (Executive Member) and CEO, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

• company: Bradespar S.A.

Further Information on the Board of Directors’ Members

•                position and functions inherent to the position: Member of the Board of Directors (Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Direct:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Outhers:

Família Aguiar.

• company: Bradesco Seguros S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; supervises and coordinates the activities of its members; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Seguros:

- Controlling Group:

Bradseg Participações S.A. and Banco Bradesco S.A.

• company: Bradesco Auto/RE Companhia de Seguros

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; directs social activities and enforces policy established and the decisions of the Board of Executive Officers; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

  Further Information on the Fiscal Council’s Members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform various kinds of insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Auto/RE:

- Controlling Group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Bradesco Capitalização S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding the meetings of the Board of Executive Officers and supervising and coordinating the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform all transactions that can be carried out by capitalization firms within applicable legal and regulatory regulations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Capitalização:

- Controlling Group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A.

• company: Bradesco Saúde S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 27, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding the meetings of the Board of Executive Officers and supervising and coordinating the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The development and implementation of private insurance operations, exclusively in the area of health care, in all of its modalities, as defined by applicable law, with operations in other areas and insurance modalities being prohibited, and can also participate as a Partner or Shareholder in other Companies.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Saúde:

- Controlling Group:

Banco Bradesco S.A., Bradseg Participações S.A., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

  Further Information on the Fiscal Council’s Members.

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Member of the Board of Directors from 7.16.2009 to 3.31.2010, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Silchester International Investors Limited

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.1984 to 3.12.1992 – Department Officer

3.10.1998 – Executive Managing Officer

3.10.1999 – Executive Vice President

since 3.10.2009 - Member of the Board of Director and Chief Executive Officer

Bradesco Leasing S.A. - Arrendamento Mercantil

4.14.1999 - Officer

since 4.30.2009 – Member of the Board of Directors and Chief Executive Officer

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Odontoprev S.A.

since 12.23.2009 – Chairman of the Board of Directors

Banco Alvorada S.A.

6.09.2003 to 4.11.2004 – Executive Vice President (on 10.28.2003 the CVM registration was canceled)

Banco Baneb S.A. (extinct on 12.30.2004)

7.22.1999 to 4.25.2002 – Executive Vice President (on 12.1.2000 the CVM registration was canceled)

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 – Institutional Relations Officer

4.22.2002 to 4.24.2003 - Officer (on 1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

4.25.2006 to 11.30.2006 - Officer (on 5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

4.08.2004 to 5.30.2006 - Officer (on 8.06.2004 the CVM registration was canceled)

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 - Member of the Board of Directors

since 11.3.2011 – Chief Executive Officer (on 6.11.2012 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

1.31.2003 to 3.09.2004 – Executive Vice President (on 9.30.2003 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Member of the Board of Directors

Bradesplan Participações S.A.

4.30.1999 to 4.28.2000 – Officer

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

4.30.2004 to 4.24.2006 - Executive Vice President (on 12.23.2004 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.

Further Information on the Fiscal Council’s Members.

12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. Luiz Carlos Trabuco Cappi is graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with Post Graduation in Social Psychology from Fundação Escola de Sociologia e Política de São Paulo.

  Further Information on the Fiscal Council’s Members.

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/3):

a.      name:  Mr. Luiz Carlos Trabuco Cappi

b.     position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Alpha Serviços de Rede de Autoatendimento S.A	09.092.759/0001-16	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term ended in April	Indirect
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Banco Bradesco BBI S.A.	06.271.464/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct

Further Information on the Board of Directors’ Members

  Further Information on the Fiscal Council’s Members.

Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Director	-	Direct	Member of the Board of Director and Chief Executive Officer	Term as Member of the Board of Directors ended in October	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.	2.568.821/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct	Member of the Board of Directors and Chief Executive Officer	-	Direct
Bradesco Services Co., Ltd.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Elo Participações S.A.	09.227.099/0001-33	Chief Executive Officer	Term of office ended in April	Indirect	Chairman of the Board of Directors	-	Indirect	Vice Chairman of the Board of Directors	-	Indirect
Elo Serviços S.A.	09.227.084/0001-75	Chief Executive Officer	Term of office ended in April	Indirect	-	-	-	-	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Chief Executive Officer	Term of office ended in August	Indirect	-	-	-	-	-	-
Odontoprev S.A.	58.119.199/0001-51	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
União Participações Ltda.	05.892.410/0001-08	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Further Information on the Board of Directors’ Members

 ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.         name:  Mr. Luiz Carlos Trabuco Cappi

b.        position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

Carlos Alberto Rodrigues Guilherme

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Carlos Alberto Rodrigues Guilherme
b. age: 70 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 021.698.868/34
e. position held: Member of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.

i.                other positions held at the issuer: Member of the Statutory Committees of Remuneration and Audit, being the Coordinator of this last one, as well as Ethical Conduct, Compliance and Internal Control, and Sustainability.

j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações

- Others

Família Aguiar

Further Information on the Board of Directors’ Members

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. - Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other

Família Aguiar

• company: Bradespar S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Further Information on the Board of Directors’ Members

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco; Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1986 – Department Officer

3.10.1998 – Executive Deputy Officer

3.10.1999 – Executive Managing Officer

since 3.10.2009 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.30.2009 - Member of the Board of Directors

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 – Member of the Board of Directors (on 6.11.2012 the CVM registration was canceled).

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.1998 to 4.29.2003 - Officer (on 6.30.1998 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:

Further Information on the Board of Directors’ Members

a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Carlos Alberto Rodrigues Guilherme is graduated in Law from Fundação Pinhalense de Ensino.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.           name: Mr.  Carlos Alberto Rodrigues Guilherme

b.          position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Term ended in October	Direct	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Mr.  Carlos Alberto Rodrigues Guilherme

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

Milton Matsumoto

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Milton Matsumoto
b. age: 68 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 081.225.550/04
e. position held: Member of the Board of Directors
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2014.
i. other positions held at the issuer: Member of the Statutory Committees of Remuneration, Compliance and Internal Control, Sustainability and Ethical Conduct, being the Coordinator of this last one.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others

Família Aguiar

• company: Bradesco Leasing S.A. - Arrendamento Mercantil

Further Information on the Board of Directors’ Members

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing S.A. – Arrendamento Mercantil:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other

Família Aguiar

• company: Bradespar S.A.

•                position and functions inherent to the position: Member of the Board of Directors (Non-Executive Member), whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

- Other

Família Aguiar

Further Information on the Board of Directors’ Members

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.11.1985 – Department Officer

3.10.1998 – Executive Deputy Officer

3.10.1999 – Executive Managing Officer

since 3.10.2011 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.29.2011 - Member of the Board of Directors

Bradespar S.A.

since 4.28.2011 - Member of the Board of Directors

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

11.3.2011 to 10.8.2012 – Member of the Board of Directors (on 6.11.2012 the CVM registration was canceled).

CPM Braxis S.A.

2.24.2003 to 3.20.2007 – Deputy Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Milton Matsumoto is graduated in Business Administration from UNIFIEO - Centro Universitário FIEO.

Further Information on the Board of Directors’ Members

ATTACHED TABLE

 Reference Form - CVM Instruction # 480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.         name: Mr. Milton Matsumoto

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco BERJ S.A.	33.147.315/0001-15	Member of the Board of Directors	-	Direct	Member of the Board of Directors	Term ended in October	Direct	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect

Further Information on the Board of Directors’ Members

ATTACHED TABLE

Reference Form - CVM Instruction # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.        name: Mr.  Milton Matsumoto

b.        position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2011		Parent Company	2012		Parent Company	2013		Parent Company
		Positon	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	Officer	-	Direct	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Officer	-	Indirect	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

José Alcides Munhoz

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: José Alcides Munhoz
b. age: 65 years old
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 064.350.330/72
e. position held: Executive Vice-President
f. election date: 3.11.2013
g. term of office: 5.15.2013

h.             prazo do mandato: of one (1) year, extending to the entrance into office of Managers to be elected in the 1st Meeting of the Board of Directors held after the Annual General Shareholders’ Meeting of 2014.

i.               other positions held at Bradesco: Member of the Integrated Risk Management and Capital Allocation Committee, as well as Member of the Executive Committees: of Acquisition and Integration of New Companies into Bradesco Organization, of Credit Risk Management, of Securities, of Strategic Planning, to Prevent and Combat Money Laundering and Terrorism Financing, of People Management and Human Resources, of People Management and Human Resources, of Treasury, for Basel II Implementation, of Billing and Recovery of Loans, of Investment, of Products and Services, of Credit, being Coordinator in the last four Committees.

j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

Further Information on the Board of Directors’ Members

•         the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

• company: Bradesco Leasing S.A. - Arrendamento Mercantil
• position and duties: Executive Vice-President, whose role pursuant the Bylaws is to collaborate with the Chief Executive Officer in carrying out his duties.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Exclusively conducting leasing transactions pursuant current legislation.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Leasing:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Família Aguiar.

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1989 - Officer

1.2.1995 – Departament Officer

3.10.1998 – Deputy Executive Officer

3.10.1999 – Executive Managing Officer

since 1.3.2012 – Executive Vice-President

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.30.2012 – Executive Vice-President

Banco Bradesco BERJ S.A.

(ex-Banco BERJ S.A.)

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

since 4.30.2012 – Executive Vice President (on 6.11.2012 the CVM registration was canceled)

Further Information on the Board of Directors’ Members

b. description of any of the following events that have taken place in the past 5 years:
j. any criminal conviction NOTHING TO DECLARE.
iv. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
v. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
e. managers of the issuer NOTHING TO DECLARE.
f. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
g. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
h. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. José Alcides Munhoz is an Accounting Technician.

Further Information on the Board of Directors’ Members

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/2):

a.    name: José Alcides Munhoz

b.   position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	Officer	-	Direct	Officer	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	Officer	-	Direct	Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	Officer	-	Direct	Officer	-	Direct
Banco Bradescard S.A.	04.184.779/0001-01	-	-	-	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Further Information on the Board of Directors’ Members

Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Banco Bradesco BERJ S.A.	33.147.315/0001-15	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Bradescard Elo Participações S.A.	09.226.818/0001-00	-	-	-	Officer	-	Indirect	Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	Officer	-	Indirect	Officer	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	Officer	-	Indirect	Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	Officer	-	Direct	Officer	-	Direct
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	Executive Vice President	-	Direct	Executive Vice President	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	Officer	-	Indirect	Officer	-	Indirect

Further Information on the Board of Directors’ Members

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: José Alcides Munhoz

b.   position held with Bradesco: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2011		Subsidiary	2012		Subsidiary	2013		Subsidiary
		Position	Note		Position	Note		Position	Note
BBD Participações S.A	07.838.611/0001-52	Board of Directors Member	-	Indirect	Board of Directors Member	-	Indirect	Board of Directors Member	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Board of Directors Member	-	Direct	Board of Directors Member	-	Direct
Fundação Bradesco	60.701.521/0001-06	Managing Body Member	-	Direct	Managing Body Member and Managing Officer	-	Direct	Managing Body Member and Managing Officer	-	Direct
NCF Participações S.A.	04.233.319/0001-18	-	-	-	Officer	-	Direct	Officer	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	Officer	-	Indirect	Officer	-	Indirect

Proposals of Banco Bradesco S.A.’s parent companies to elect the Fiscal Council’s members and to establish the respective compensation, to be submitted to the resolution of other shareholders at the Annual Shareholder’s Meeting to be cumulatively held with the Special Shareholders’ Meeting on March 10, 2014, at 4 p.m.

Dear Shareholders,

The parent companies of Banco Bradesco S.A., Cidade de Deus - Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit, to examination and resolution, proposals to:

I. Elect the Fiscal Council’s members:

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and, when installed, shall comprise 3 (three) to 5 (five) sitting members and an equal number of deputy members, shareholders or not, all with terms valid until the first Annual Shareholders’ Meeting being held after their election.

Pursuant to letter “b” of Paragraph 4 of Article 161 of Law # 6,404/76, the shareholders entitled to voting right (with exception of the minority shareholders, to whom the item “a” of Paragraph Four of the said Article applies), may elect the majority of the Fiscal Council’s members and their respective deputies.

Thus, the parent companies propose that the Fiscal Council be installed on a non-permanent basis, with term of office until the first Annual Shareholders’ Meeting to be held after their election, and the controlling shareholders will appoint, to comprise the Body, the highest number of members they are entitled to, pursuant to the legal provision aforementioned, contemplating, in this event, to elect:

a)       as sitting members, Messrs. Nelson Lopes de Oliveira, Brazilian, married, entrepreneur, RG (Identity Card) 3.962.261/SSP-SP, CPF (Individual Taxpayer’s ID) 036.974.608/20; and João Carlos de Oliveira,  Brazilian, married, business consultant, RG (Identity Card) 50.785.140-7/SSP-SP, CPF (Individual Taxpayer’s ID) 171.602.609/10, both domiciled at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; and

b)      as deputies of the members above mentioned, respectively, Messrs. Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, RG (Identity Card) 5.546.755-6/SSP-SP, CPF (Individual Taxpayer’s ID) 399.738.328/68, and Renaud Roberto Teixeira, Brazilian, married, entrepreneur, RG (Identity Card) 3.022.895/SSP-SP, CPF (Individual Taxpayer’s ID) 057.180.078/53, both domiciled at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900.

Proposals of Banco Bradesco S.A.’s parent companies to elect the Fiscal Council’s members and to establish the respective compensation, to be submitted to the resolution of other shareholders at the Annual Shareholder’s Meeting to be cumulatively held with the Special Shareholders’ Meeting on March 10, 2014, at 4 p.m.        .2.

In compliance with the provisions of letter “a” of Paragraph Four of Article 161 of Law # 6,404/76, preferred shareholders, in separate votes,  are entitled to appoint a sitting member and respective deputy. The minority shareholders shall have the same right, provided that they jointly represent ten per cent or more of the voting shares.

Thus, Bradesco, in order to speed the process and facilitate the works in the Shareholders’ Meeting, recommends that the shareholder or group of shareholders who wish to indicate candidates to compose the Fiscal Council, in its discretion, send to the Company, preferably, within up to 2 (two) business days before the date set for the completion of the respective Annual Shareholders’ Meeting, their names, qualifications and curricula, observing the same rules and conditions of election. Such information must be directed via e-mail to governancacorp@bradesco.com.br and, alternatively, by fax at (55 11) 3684-4630.

The appointed Fiscal Council’s Members comply with the conditions set forth in Article 162 of Law # 6,404/76 and declared, under legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction. When they are elected,  they will take office after their names are approved by the Central Bank of Brazil.

II.     Establish the compensations of the Fiscal Council’s Members

Pursuant to Paragraph Three of Article 162 of Law # 6,404/76, the compensation of the members of the Fiscal Council will be determined at the General Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the monthly fee that, on average, is attributed to each Officer, without benefits, expense account and the Company’s profit sharing.

For 2014, we propose the maintenance of the monthly  compensation  of  R$12,000.00  (twelve thousand reais), established at the 2013 Annual Shareholders’ Meeting,  to   each  Sitting  Member of the Fiscal Council, and the Deputy Members are remunerated only when they replace the Sitting Members, in the  cases  of  vacancy  or  temporary  impediments.

Cidade de Deus, Osasco, SP, February 3, 2014

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão

Chief Executive Officer

Further Information on the Fiscal Council’s Members

Résumés of the Candidates Appointed to the Fiscal Council - Information pursuant to items 12.6 to 12.10 of the Reference Form of CVM Rule # 480, as of 12.7.2009

Nelson Lopes de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, state, as a table:
a. name: Nelson Lopes de Oliveira
b. age: 72 years old
c. profession: Entrepreneur
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 036.974.608/20
e. position held: Sitting Member of the Fiscal Council.
f. election date: 3.11.2013
g. inauguration date: 4.17.2013
h. term of office: one (1) year.
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

Further Information on the Fiscal Council’s Members

• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.; NCF Participações S.A.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.1.1989 – Officer

3.10.1998 to 3.14.2002 – Department Officer

3.14.2002 – Deputy Member of the Fiscal Council

since 9.03.2008 – Sitting Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.

Further Information on the Fiscal Council’s Members

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Nelson Lopes de Oliveira holds secondary degree.

Further Information on the Fiscal Council’s Members

João Carlos de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Carlos de Oliveira
b. age: 61 years old
c. profession: Business Consultant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 171.602.609/10
e. position held: Sitting Member of the Fiscal Council.
f. election date: 3.11.2013
g. inauguration date: 4.18.2013
h. term of office: one (1) year.
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHIG TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

Further Information on the Fiscal Council’s Members

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.; NCF Participações S.A.

- Other:

Família Aguiar

• Company: TecBan - Tecnologia Bancária S.A.

•                      position and functions inherent to the position: From May 2008 to April 2009, he held the function of Business Consultant in the development of a company for transport of valuables TBForte, establishing control levels, processes of security and operation. From July 2009 to January 2013, he held the function of Executive General Manager of External Audit, whose duties were to guide audits of operational, financial and strategic processes with report to the Audit Committee and Board of Directors.

•                       the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: Specialized in management of ATM banking network, whose main focus is to act as a complementary network of banks in the relationship with their customers.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of TecBan:

Tbnet Comércio, Locação e Administração Ltda.; TBForte - Transportadora de Valores Brasil Forte Ltda.

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. since 3.11.2013 - Sitting Member of the Fiscal Council
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.

Further Information on the Fiscal Council’s Members

iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12. Provide other information that the issuer may deem relevant:

Mr. João Carlos de Oliveira is graduated in Management from UNIFIEO – Centro Universitário FIEO, with MBA – Controller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI - USP, and course on the Financial Instruments Management from Insper – Instituto de Ensino e Pesquisa.

Fiscal Council Member Certified by Instituto Brasileiro de Governança Corporativa – IBGC.

Further Information on the Fiscal Council’s Members

Jorge Tadeu Pinto de Figueiredo

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Jorge Tadeu Pinto de Figueiredo
b. age: 61 years old
c. profession: Lawyer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 399.738.328/68
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.11.2013
g. inauguration date: 4.29.2013
h. term of office: one (1) year.
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

Further Information on the Fiscal Council’s Members

• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.1998 to 3.10.2000 – Department Officer

3.14.2002 to 3.12.2007 – Deputy Member of the Fiscal Council

since 3.10.2009 - Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.

Further Information on the Fiscal Council’s Members

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Jorge Tadeu Pinto de Figueiredo is graduated in Business Administration and Law from Centro Universitário FIEO - UNIFIEO.

Further Information on the Fiscal Council’s Members

Renaud Roberto Teixeira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Renaud Roberto Teixeira
b. age: 70 years old
c. profession: Entrepreneur
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 057.180.078/53
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.11.2013
g. inauguration date: 4.29.2013
h. term of office: one (1) year.
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: Yes.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager, fiscal council’s member, and members of the statutory audit committee, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years, indicating:
• company: Banco Bradesco S.A.

Further Information on the Fiscal Council’s Members

• position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties are established in the Article 163 of Law 6.404/76.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Other:

Família Aguiar

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. 1.02.1995 to 3.10.2004 – Officer since 3.10.2005 – Deputy Member of the Fiscal Council
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.

Further Information on the Fiscal Council’s Members

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Renaud Roberto Teixeira holds secondary degree.

Board of Directors’ Proposal for management compensation, to be submitted to the resolution of Banco Bradesco S.A.’s shareholders  at the Annual Shareholfers’ Meeting to be cumulatively held with the Special Shareholders’ Meeting on March 10, 2014, at 4 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposal for the management compensation, while maintaining unchanged, in 2014, the values set at the 2013 Annual Shareholders’ Meeting, as follows:

•     the total annual amount (fixed fees and possible variable compensation) of up to R$250,000,000.00 for the  compensation; and

•     the annual amount of up to R$250,000,000.00 to support the Management’s Open Complementary Pension Plan targeted at the Management and Employees of Bradesco Organization.

These amounts are justified by the fact that the Managers have a wide experience and vast knowledge of the Company, due to the fact that most of them have developed their career at the Organization, as well as the need of retaining their talents in an increasingly competitive market.

The Remuneration Committee will permanently assess the company’s performance, the fulfillment of objectives and the business sustainability, with a view to verifying if results justify the distribution of amounts mentioned above until the limits proposed herein.

Pursuant to letter “n” of Article 9 of the Bylaws, the annual global compensation and the social security amount will be distributed, at a meeting of the Board of Directors, to its members and to the members of the Board of Executive Officers.

Cidade de Deus, Osasco, SP, February 3, 2014

Board of Directors

Lázaro de Mello Brandão                   - Chairman

Antônio Bornia                                  - Vice-Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Luiz Carlos Trabuco Cappi

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 2,169 of the Bank, held on February 3, 2014, drawn up in the Company`s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

Information according to item 13 of the Reference Form of CVM Instruction #480, as of 12.7.2009

13. Management Compensation

13.1. Description of the policy or compensation practice, including the non-statutory Board of Executive Officers

a)  Objectives of the policy or practice of compensation

In 2012, Bradesco amended its compensation policy for managers, to reflect the objectives established by Resolution # 3,921 of the National Monetary Council (CMN), of 11.25.2010, which caused, from that year on the payment of part of the amount approved by the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

•     ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•     providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and

•     to ensure that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b) Composition of compensation, indicating:

i. description of the compensation elements and objectives of each one of them

a)  Board of Directors and Board of Executive Officers

The Management compensation consists of Fixed Compensation, represented by Monthly Fees fixed for the duration of their term, and any Variable Compensation awarded according to the criteria of multiple Monthly Fees, until the limit authorized by the Shareholders' Meeting.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Open Complementary Pension Plan for Managers and Employees of Bradesco Organization, the amounts of which are shown in item 13.2 as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No 007/2011, in item 13.2, for the years 2013, 2012 and 2011, we are indicating the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b) Fiscal Council

Compensation of the Members of the Fiscal Council is determined by the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the monthly fee that, on average, is attributed to each Officer, without, under current legislation, the payment of benefits, expense account and of the Company’s profit sharing.

c)   Audit Committee

The composition of the compensation of the Members of the Audit Committee, with exception of one member that only receives compensation to participate in the Board of Directors, is 100% fees and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d) Compensation Committee

The Compensation Committee, defined in the Bylaws, will be composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution #3,921 as of 11.25.2010, of the National Monetary Council, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Bradesco Organization, will not be compensated by hold the position of Member of the Remuneration Committee. While being a non-employee, when nominated, the Member will have its compensation set by the Board of Directors, according to the market parameters. No Manager of Bradesco Organization is remunerated for the performance of their duties in the Organization’s Committees.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

e)   Other Committees

The members of the other Committees are remunerated only for the duties which they perform in the management bodies or executive areas, in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred Committees.

ii.  the  proportion of each component in the total compensation

The Managers' compensation is composed by Fixed Compensation, represented by Monthly Fees fixed according to the duration of his term, and possible Variable Remuneration awarded according to the criteria of multiple Monthly Fees, until the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not fixed, and it can be changed annually.

Fiscal Year ended in December 31, 2013	Annual Fixed Compensation (1)	Variable Compensation (2)	Benefit Post Employment (3)	Total
Board of Directors	25.19%	29.93%	44.88%	100%
Board of Executive Officers	24.84%	30.21%	44.95%	100%
Fiscal Council	100%	0.00%	0.00%	100%
Audit Committee (except one Committee member who is also a Board of Directors’ member, his compensation is calculated considering his Board of Directors’ membership)	100%	0.00%	0.00%	100%

1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results.

2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (Social Security) recognized in the Company’s results.

3) The amounts correspondent to post-employment benefits are related to the Open Complementary Pension Plan to the Managers and Employees of Bradesco Organization.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

iii. methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

Bradesco Organization comprises:

•     Fixed Compensation or Monthly Fees: monthly fixed fees established for the period of the Administrator’s term.

•     Variable Compensation: eventual amount, attributed to the Managers, in addition to the Fixed Compensation. It is important to highlight that the total of the Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Banco Bradesco S.A., which will be filed and unavailable ("Restricted Shares"). The Restricted Shares will become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•     The Global Amount: includes the total compensation (fixed fees and any possible Variable Compensation).

To determine the global amount for compensation, the Bradesco Organization observes the following aspects:

1.  Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Global Amount for compensation (Monthly Fees and possible Variable Compensation) and the payment of the Variable Compensation limited to Global Amount, to be distributed to the Managers of each subsidiary of the Organization.

To define the Global Amount for compensation (monthly fees and possible Variable Compensation), the Remuneration Committee shall observe the following aspects:

•     size and result of the company comparing to its competitors;

•     domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•     internal and external factors that may affect the Organization’s businesses (current and potential risks); and

•     Organization’s global performance, involving the income realized recurrent and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC (Department of Research and Economic Studies), DPOC (Department of Planning, Budget and Control), General Accounting, DCIC (Department of Internal Controls and Compliance), and DCIR (Department of Integrated Risk Control), besides other areas it deems appropriate.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

2. Board of Directors: Organization's highest management body. It must evaluate the Remuneration Committee proposals and approve them, fully or with amendments it deems necessary, or reprove them, observing the following.

3. Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Global Amount for the compensation of the Company.

After fulfilled all steps to determine and approve de Global Amount for compensation, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Fees and an possible Variable Compensation.

Audit Committee

The process to calculate and adjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of fees for each Committee’s member.

iv. reasons that justify the composition of compensation

Bradesco Organization adopts the system of "Closed Career", hiring new employees preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled with trained professionals at own Organization and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, the Bradesco Organization promotes a constant and rotational motion, shifting employees/Managers, especially those in positions of command of areas. The Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern to the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time devoted to their duties; (iii) the competence and professional reputation, considering their experience and qualifications; and (iv) the value of its services in the market.

c)     main performance indicators that are taken into consideration in determining each component of compensation

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the global performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

The performance of Managers, considering the individual performances and of their respective areas, is accompanied by their respective superiors.

For the formal evaluation process, specific indicators are defined for areas and for individual assessment, as the functions of the Manager, taking into account the areas for business, controls, and other support areas.

For areas assessment, are considered, as a minimum, the following groups of indicators:

a.   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.  actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c.   actions directed to governance: are corporate indicators that measure exposure to risk, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR), and of internal controls, properly monitored by the responsible Area (Department of Internal Controls and Compliance – DCIC);

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

d.  actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e.   actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, are considered, as a minimum, the following indicators:

a.   quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager evaluated;

b.  commitment with strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.   committees membership: aims to evaluate the active participation in meetings and committees convened, with opinions that contributed to the submitted decisions;

d.  leadership team: evaluates the team management process;

e.   planning: assessing the ability to plan the activities of their area in the medium and long term;

f.    overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g.   applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance evaluations of Managers in the areas of internal control and risk management should be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. It is considered areas of internal control and risk management in the context of the Bradesco organization the Department of Internal Controls and Compliance – DCIC, the Integrated Risk Control Department-DCIR, and the General Inspectorate Department-IGL, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

It is up to the Board of Directors, after completion of all stages of definition and approval of the Global Amount, to set the value of the Fixed Compensation and, by consequence, any Variable Compensation for each one of the Managers, in compliance with the following rules:

                                      i.          uniformity of compensation between members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

                                   ii.          part of the Global Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Fee;

                                 iii.          the remaining part of the Global Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply, as a minimum, in addition to the scenarios set for the period, the (i) individual and unit performance of the business/area under the responsibility of the Manager; (ii) the performance of the Organization as a whole; and (iii) the relationship between these performances and the risks assumed, recording the result of these analyses in the minutes of meeting of the Body itself, covering the distribution proposal.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, if applicable, the amount of the Variable Compensation that will be paid to Managers, which will correspond to multiple equal Monthly Fee that each Director is receiving at the date of the resolution for payment of Variable Compensation.

e) how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to fix the Managers’ Compensation, is taken into consideration the organizational culture, having as the main practices the "Rotation of Duties" in management positions, the adoption of the system of "Closed Career" for the ascension in functional and managing positions and the taking decisions, primarily by collegiate bodies.

It’s a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The system of "Closed Career" is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, have absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

By force of this practice, consistently adopted over decades, is that the leadership positions, including in the Board of Directors, are held by people who began his career at Bradesco Organization.

In addition to this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable ("Restricted Shares").

Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Period of Deferral.

For the establishment of the deferral of 50% described previously, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution # 3,921, the Organization takes into account the rotation of duties of the Managers mentioned, as well as the collegiate decision-making process through its various committees, with a consequent dilution of possible risks arising from its decisions. Thus, a single 50% of net amount of Variable Remuneration, therefore above 40% provided for in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f) existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Not applicable.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

13.2. - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current fiscal year 12.31.2014 – Annual Amount
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Members	8.00	88.00	3.00	99.00
Fixed annual compensation
Salary or fees	13,000,000.00	112,000,000.00	432,000.00	125,432,000.00
Direct and indirect benefits	0	0	0	0,00
Commitee membership	0	0	0	0,00
Other	0	0	0	0,00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	13,000,000.00	112,000,000.00	0.00	125,000,000.00
Description of other variable compensations

From the total possible amount of the Variable Compensation (Gratification), 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

From the total possible amount of the Variable Compensation (Gratification), 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

Post-employment	26,000,000.00	224,000,000.00	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total Compensation	52,000,000.00	448,000,000.00	432,000.00	500,432,000.00

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

Total compensation for fiscal year on 12.31.2013 - Annual Amount
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Members	7.00	88.83	3.00	98.83
Fixed annual compensation
Salary or fees	21,120,000.00	91,948,800.00	432,000.00	113,500,800.00
Direct and indirect benefits	0	0	0	0.00
Commitee membership	0	0	0	0.00
Other	4,752,000.00	20,688,480.00	97,200.00	25,537,680.00
Description of other fixed compensations	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	30,744,560,00	136,996,160.00	0.00	167,740,720.00
Description of other variable compensations

Variable Compensation R$25,097,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,646,960.00

Variable Compensation R$111,833,600.00;

50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$25,162,560.00

Post-employment	46,106,175.34	203,893,824.66	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total compensation	102,722,735.34	453,527,264.66	529,200.00	556,779,200.00

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

Total compensation for fiscal year on 12.31.2012 - Annual Amount
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Members	7.00	90.75	3.00	100.75
Fixed annual compensation
Salary or fees	21,120,000.00	94,377,400.00	432,000.00	115,929,400.00
Direct and indirect benefits	0	0	0	0.00
Commitee membership	0	0	0	0.00
Other	4,752,000.00	21,234,915.00	97,200.00	26,084,115.00
Description of other fixed compensations	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results	Amount for INSS (Social Security) recognized in the Company’s results
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	30,572,080.00	134,193,605.00	0.00	164.765.685,00
Description of other variable compensations

Variable Compensation (Gratification) R$24,956,800.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,615,280.00

Variable Compensation (Gratification), R$109,545,800.00 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$24,647,805.00

Post-employment	45,459,184.00	204,540,816.00	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10.
Total compensation	101,903,264.00	454,346,736.00	529,200.00	556,779,200.00

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

Total compensation for fiscal year on 12.31.2011 - Annual Amount
Item	Board of Directors	Board of Executive Officer	Fiscal Council	Total
Number of Members	6.83	87.75	3.00	97.58
Fixed annual compensation
Salary or fees	20,440,000.00	87,004,800.00	432,000.00	107,876,800.00
Direct and indirect benefits	0	0	0	0.00
Participation in Committees	0	0	0	0.00
Other	36,611,235.83	162,193,964.17	97,200.00	198,902,400.00
Description of other fixed compensations	Additional Fees R$26,132,437.41 INSS (Social Security) recognized in the Company’s results: R$10,478,798.42	Additional Fees R$116,422,762.59 INSS (Social Security) recognized in the Company’s results: R$ 45,771,201.58	Social Security (INSS) recognized in the Company’s results: R$97,200.00
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0	0	0	0
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Other	0.00	0.00	0.00	0.00
Description of other variable compensations
Post-employment	47,391,229.63	202,608,770.37	0	250,000,000.00
Leaving position	0	0	0	0
Stock based	0	0	0	0
Note	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10	Values corresponding to post-employment benefits refer to the Open Complementary Pension Plans for Bradesco Organization’s Managers and Employees mentioned in item 13.10
Total compensation	104,442,465.46	451,807,534.54	529,200.00	556,779,200.00

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council:

a)       body

b)      number of members

c)        in relation to bonus:

i. minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount of the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Number of Members	Maximum amount provided to the Compensation Plan (*)
Board of Directors	8	13,000,000.00
Board of Executive Officers	88	112,000,000.00
Total	96	125,000,000.00
Fiscal Council (**)	3	-

(*)The global annual amount for the compensation is up to R$250,000,000.00, being provided R$125,000,000.00 as fees and R$125,000,000.00 as variable compensation.

(**)The Composition of the monthly compensation of the Fiscal Council’s Members is 100% fixed fees.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish value for compensation linked automatically to the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the global performance of the Organization, regardless of area, whether considered support or business, technical or relationship area.

iv. amount effectively recognized in the results of 2013

Body	Number of Members	Amount recognized in the results of 2012
Board of Directors	7.00	25,097,600.00
Board of Executive Officers	88.83	111,833,600.00
Total	95.83	136,931,200.00
Fiscal Council (**)	3	0.00

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

(**) The composition of the monthly compensation of the Fiscal Council’s Members is 100% fixed fees.

d)      in relation to the participation in the result:

i. minimum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 – Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED
Board of Directors	14.826.048	19.746.434	8	-	55.924.420	-	849.616	1.279.092
Board of Executive Officers	431.281	1.670.809	6	-	44.986.085	18.506.801	2.180	37.813
Fiscal Council	5.882	162.343	-	-	-	-	2.968	10.872

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

13.6 – Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.7 – Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.8 – Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”).  The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.9 – Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

In the case of payment of Variable Compensation, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”).  The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

13.10 – Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a) body

See table 13.10

b) number of members

See table 13.10

c) name of the Plan

Plano II de Previdência  Privada - PGBL

d) number of managers that meet the conditions to retire

See table 13.10

e) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

f) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

g) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two fiscal years subsequent to the contributions made, in compliance with the rules that govern the matter.

Table 13.10

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

Body	Number of Participant Members		Item "i"	Item "ii"	Item "iii"
	Retired	Active		R$	R$
Board of Directors	6	1	-	158,298,684.21	46,106,175.34
Board of Executive Officers	13	73	-	399,887,715.00	203,893,824.66
TOTAL	19	74	-	558,186,399.21	250,000,000.00

In relation to the current pension plans granted to the members of the Board of Directors and to the Officers, we inform the following:

i)     the number of administrators that meet the conditions to retire;

ii)     the adjusted amount of the contributions accumulated in the pension plan up to the end of the fiscal year 2013, deducting the portion related to contributions directly made by the Managers; and

iii)       total accrued amount of contributions made during the year 2013, deducting the portion related to contributions directly made by the Managers.

13.11 – highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council:

Reason for not fulling the table:

The Company’s management and oversight bodies are staffed with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction #480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 was handed down a judgment on the merits of the referred lawsuit, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Annex 24 of CVM Instruction #480, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies to which they are linked…”.

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

The CVM filed an appeal, which was received only on devolution effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on 12/19/2013.

The reason for the suspension of the disclosure of minimum, medium and maximum compensation of the members of the companies’ management and oversight bodies is based on the preservation of individual rights to privacy and safety of the individual members of said statutory bodies.

In respect to these individual rights and judicial decision referred to above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, to the Statutory Board of Executive Officers and to the Fiscal Council.

13.13 – Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

2013
Body	%
Board of Directors	100.00%
Board of Executive Officers	93.26%
Fiscal Council	0.00%

2012
Body	%
Board of Directors	100.00%
Board of Executive Officers	92.13%
Fiscal Council	0.00%

2011
Body	%
Board of Directors	100.00%
Board of Executive Officers	93.26%
Fiscal Council	0.00%

Further Information on the Board of Directors’ Proposals for the Management and Fiscal Council Compensation

13.14 – Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, to the Statutory Board of Executive Officers and to the Fiscal Council.

13.15 – Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Managers and Fiscal Council´s Members did not receive compensation from the direct or indirect controlling shareholders, from companies under joint control and from Banco Bradesco’s subsidiaries.

13.16 – Other relevant information

There is no other information that we deem relevant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.